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As filed with the Securities and Exchange Commission on February 28, 2001

Registration No. 333-50234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

REHABCARE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	51-0265872
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7733 Forsyth Boulevard, 17th Floor, St. Louis, Missouri 63105
(314) 863-7422
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gregory J. Eisenhauer
Senior Vice President,
Chief Financial Officer and Secretary
RehabCare Group, Inc.
7733 Forsyth Boulevard, 17th Floor
St. Louis, Missouri 63105
(314) 863-7422
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy of all correspondence to:

Robert M. LaRose, Esq.	James C. Scoville, Esq.
Thompson Coburn LLP	Debevoise & Plimpton
One Firstar Plaza	875 Third Avenue
St. Louis, Missouri 63101	New York, New York 10022
Telephone: (314) 552-6000	Telephone: (212) 909-6000
Facsimile: (314) 552-7000	Facsimile: (212) 909-6836

Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus dated February 28, 2001

PROSPECTUS

1,500,000 Shares

Common Stock

        RehabCare Group, Inc. is selling 1,260,000 shares of our common stock and the selling stockholders are selling 240,000 shares of our common stock.

        The shares trade on the New York Stock Exchange under the symbol "RHB." On February 27, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $43.50 per share.

        Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to RehabCare Group, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        The underwriters may also purchase up to an additional 195,000 shares from us and up to an additional 30,000 shares from a selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about       , 2001.

Merrill Lynch & Co.	SG Cowen
Robert W. Baird & Co.	Advest, Inc.

The date of this prospectus is       , 2001.

[Description of Artwork: Map of the United States depicting our temporary healthcare staffing branch locations and program management client locations]

[Description of Artwork: Bar graph of our annual earnings per share growth for fiscal years 1992 through 2000]

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

    This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option and has been adjusted to reflect a three-for-two stock split, which occurred on October 1, 1997 and a two-for-one stock split, which occurred on June 19, 2000.

RehabCare Group, Inc.

Overview of Our Company

    We are a leading national provider of temporary healthcare staffing services and physical rehabilitation program management for hospitals, nursing homes and other long-term care facilities. StarMed Staffing Group, our healthcare staffing business, encompasses the temporary placement of nurses and other healthcare professionals both on a per diem basis with locally-based personnel and on a longer-term basis with traveling personnel. Our program management business consists of management of 108 inpatient acute rehabilitation units, 27 skilled nursing units and 66 outpatient therapy programs under agreements with hospital clients for initial terms of three to five years, and 195 contract therapy programs under interim or short-term agreements with nursing homes and long-term care facilities. Our fees are primarily paid directly by healthcare providers rather than government or other third-party payors. For the year ended December 31, 2000, we had net operating revenues of $452.4 million and operating earnings of $44.2 million. During this period, we earned 57.5% of our net operating revenues from our healthcare staffing business and 42.5% from our program management business.

Our Competitive Strengths

    We believe our competitive strengths are:

  •
  Diversified Business Model.  Our business is broadly diversified by product lines, geographic locations and customers. As a result of our broad national reach and diversified customer base, no single client accounts for more than 2% of our revenues. Substantially all of our contracts are with healthcare providers who are directly responsible for paying our fees, regardless of the ultimate source of their reimbursement.

  •
  Market Trends Toward Outsourcing.  Healthcare providers are increasingly seeking to improve their efficiency by outsourcing a broad range of services. Our healthcare staffing and program management services provide an outsourcing solution to hospitals and other healthcare providers. Our healthcare staffing services allow our customers to increase their flexibility in managing core staffing levels and enhance their access to nurses and other qualified allied healthcare professionals who are in increasingly limited supply. We also provide outsourcing for various physical rehabilitation program management functions, allowing our customers to benefit from our specialized expertise while obtaining additional sources of revenue, increasing patient volumes and providing high quality services at a lower cost.

  •
  Positive Demographics.  Trends in population growth, inflation, technological advancements and aging of the population have increased healthcare expenditures. We believe these trends are likely to continue, requiring healthcare providers to utilize outsourcing as a more innovative, sophisticated means of delivering healthcare services.

  •
  Focused Acquisition Program.  We have successfully utilized acquisitions to capitalize on emerging opportunities in the healthcare industry and to enhance our existing business lines. Within the last two years, we completed acquisitions that extended our staffing business into allied healthcare personnel and increased the geographic scope of our outpatient therapy business. We have focused on acquisitions that we believed were immediately accretive to our earnings and that could be integrated into our operations over a short-term period.

  •
  History of Strong Financial Condition and Growth in Earnings Per Share.  We have a strong financial condition and have demonstrated consistent growth in earnings per share while maintaining moderate leverage.

Business Strategy

    We intend to continue to grow our businesses by:

  •
  Utilizing Our Flexible Business Model to Exploit Trends in the Healthcare Industry.  As a result of our flexible business model, we believe we are well positioned to react quickly and strategically to general trends in the healthcare industry and to specific opportunities to expand or enhance our business lines.

  •
  Emphasizing High-Growth Segments of Our Business.   We intend to enhance our diversified business model by focusing on future acquisitions within our temporary healthcare staffing and outpatient therapy lines of business. We are expanding our allied healthcare staffing services for personnel such as physician assistants, nurse practitioners, nurse anesthetists, pharmacists, nutrition and dietary specialists, and laboratory, radiation, medical and surgical technicians. We are also marketing our outpatient therapy services to our existing inpatient program management clients and expanding into other venues such as physician practices.

  •
  Enhancing Customer Relationships.  We intend to capitalize on strong relationships with our existing clients to cross-sell our healthcare staffing services to our existing program management clients and our program management services to our healthcare staffing clients. We will continue to explore selected expansion opportunities for our existing business lines to enhance our "one-stop shop" approach to providing service to our clients.

    We were incorporated as a Delaware corporation on July 26, 1982. Our principal executive offices are located at 7733 Forsyth Boulevard, 17th Floor, St. Louis, Missouri 63105, and our phone number is (314) 863-7422. You may obtain additional information about us from our website at www.rehabcare.com. None of the content of our website shall be considered part of this prospectus and our website address is included as an inactive textual reference only.

The Offering

Common stock offered:
By RehabCare Group	1,260,000 shares
By the selling stockholders	240,000 shares
Total	1,500,000 shares
Shares outstanding after the offering	16,679,034 shares(1)
Use of proceeds
We estimate that our net proceeds from the offering without exercise of the over-allotment option will be approximately $51.5 million. We intend to use the net proceeds from the offering to repay our revolving credit facility. We had approximately $63.8 million principal amount outstanding under our revolving credit facility as of December 31, 2000.
We will not receive any proceeds from the sale of shares by the selling stockholders.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of the common stock.
NYSE symbol	RHB

(1)
Based on 15,199,034 shares of common stock outstanding as of February 28, 2001. The number of shares outstanding after the offering includes 220,000 shares subject to outstanding stock options which the selling stockholders intend to exercise and sell in connection with this offering. This number excludes 2,937,772 shares issuable upon exercise of outstanding stock options at an average exercise price of $11.21. If the over-allotment option is exercised in full and a selling stockholder exercises his option for an additional 30,000 shares to cover his portion of the over-allotment option as expected, there will be 16,904,034 shares of common stock outstanding after the offering.

    Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 225,000 shares of common stock which the underwriters have the option to purchase from us and a selling stockholder to cover over-allotments.

Summary Consolidated Financial and Other Information
(in thousands, except per share data and operating statistics)

    We have presented below information from our consolidated statements of earnings and balance sheets. Our consolidated financial statements for the three years ended December 31, 2000 have been audited by KPMG LLP, independent certified public accountants. In addition, we have presented statistical data important to understand our operations. You should read the following information in conjunction with our consolidated financial statements and related notes, as well as "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
	1998	1999	2000
Consolidated Statement of Earnings Data:
Operating revenues	$207,416	$309,425	$452,374
Costs and expenses:
Operating expenses	144,187	221,892	321,192
General and administrative	35,932	52,315	80,120
Depreciation and amortization	3,966	5,296	6,873

Total costs and expenses	184,085	279,503	408,185

Operating earnings	23,331	29,922	44,189
Net earnings (1)	12,198	15,098	23,534
Net earnings per share: (1)
Basic	0.99	1.15	1.62
Diluted	0.86	1.03	1.45
Weighted average shares outstanding:
Basic	12,368	13,144	14,563
Diluted	14,490	14,814	16,268
	December 31, 2000
	Actual	As Adjusted (2)
		(unaudited)
Consolidated Balance Sheet Data:
Working capital	$64,186	$65,152
Total assets	229,093	230,059
Total liabilities	111,133	59,588
Stockholders' equity	117,960	170,471

	Year Ended December 31,
	1998	1999	2000
Operating Statistics:
Healthcare staffing:
Average number of branch offices (3)	16.1	54.9	88.6
Number of weeks worked (4)	52,265	131,110	223,951
Program management:
Inpatient (acute rehabilitation and skilled nursing):
Average number of programs	128.2	131.8	135.8
Average admissions per program	354	369	373
Average length of stay (billable)	14.5	14.3	14.2
Patient days (billable)	656,363	697,769	716,993
Outpatient programs:
Average number of locations	26.1	40.0	53.1
Patient visits	378,108	785,943	1,173,324
Contract therapy:
Average number of locations	49.5	90.8	156.0

(1)
The results for 1998 include pre-tax gains of $1.5 million ($0.9 million after tax or $0.06 per share) from sales of marketable securities and an $0.8 million ($0.05 per share) after-tax charge for the cumulative effect of a change in accounting for start-up costs. The results for 1999 include a pre-tax loss of $1.0 million ($0.6 million after tax or $0.05 per share) on write-down of investments.

(2)
The as adjusted balance sheet data as of December 31, 2000 gives effect to the net proceeds from the sale of 1,260,000 shares of common stock offered by us at an estimated offering price of $43.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

(3)
We entered the per diem staffing business in August 1998 following the acquisition of StarMed Staffing, Inc.

(4)
Includes both per diem and travel weeks worked.

RISK FACTORS

    Before you buy our common stock, you should know that the investment involves risk. You should carefully consider the factors described below in addition to those discussed elsewhere in this prospectus before purchasing our shares. Additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks actually occur, our business, financial condition, results of operations or prospects could be negatively affected. In that case, the trading price of our stock could decline and you may lose all or part of your investment.

Our operations may deteriorate if we are unable to continue to attract, develop and retain our operational personnel.

    Our success is dependent on the performance of our operational personnel, especially those individuals who are responsible for operating the local offices in our healthcare staffing business and the inpatient units, outpatient programs and contract therapy relationships in our program management business. In particular, we rely significantly on our ability to attract qualified staffing branch managers, recruiters, area managers, program managers and regional managers. The available pool of individuals who meet our qualifications for these positions is limited and we have experienced difficulty in attracting branch managers, recruiters, area managers, program managers and regional managers. In addition, we commit substantial resources to the training, development and support of these individuals. Competition for qualified personnel in the lines of business in which we operate is strong and there is a risk that we may not be able to retain our employees after we have expended the time and expense to recruit and train them.

Shortages of qualified nurses, therapists and other healthcare personnel for our healthcare staffing and program management businesses could increase our operating costs and negatively impact our business.

    We rely significantly on our ability to attract, develop and retain nurses, therapists and other healthcare personnel who possess the skills, experience and, as required, licensure necessary to meet the specified requirements of our healthcare staffing clients, as well as our own needs in our program management business. We compete for healthcare staffing personnel with other temporary healthcare staffing companies, as well as actual and potential clients, some of which seek to fill positions with either regular or temporary employees. We operate in several areas in which unemployment in these positions is relatively low, increasing competition for employees. We must continually evaluate, train and upgrade our employee base to keep pace with clients' needs. Currently, there is a shortage of qualified nurses in most areas of the United States, competition for nursing personnel is increasing, and salaries and benefits have risen. We are unable to fully satisfy the demands of our clients with the number of nurses available to us in the markets we serve, decreasing the potential for growth of our staffing business. The cost of attracting nurses and qualified healthcare personnel may be higher than we anticipate and, as a result, our margins could decline. If we are unable to attract and retain nurses and qualified healthcare personnel, the quality of our services may decline and we may lose customers.

Fluctuations in patient occupancy at our clients' facilities may adversely affect the profitability of our businesses.

    Demand for our temporary healthcare staffing services is significantly affected by the general level of patient occupancy at our clients' facilities. When occupancy increases, temporary employees are often added before full-time employees are hired. As occupancy decreases, clients may reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. While occupancy at our clients' facilities fluctuates slightly due to the seasonality of certain elective procedures, we have not noted any significant recent trends in occupancy at our clients' facilities which would affect our operations and results. We are unable to predict the level of patient occupancy at any particular time and its effect on our revenue and earnings.

    The profitability of our program management business is directly affected by the census levels, or the number of patients per unit, in the inpatient programs that we manage and the number of visits in the outpatient programs that we manage. Reduction in census levels or patient visits within units or programs that we manage may negatively affect our profits and subsequently our stock price performance.

Changes in the rates or methods of government reimbursement for rehabilitation services could ultimately result in reduced demand for our services and in corresponding decline in our revenues. Material changes in the rates or methods of government reimbursement of our clients for the rehabilitation services managed by us could give our clients the right to renegotiate their contracts with us, which could also result in a reduction in revenues.

    We are directly reimbursed for only a small fraction of the services we provide or manage through government reimbursement programs, such as Medicare and Medicaid. However, changes in the rates of or conditions for government reimbursement, including policies related to Medicare and Medicaid, could substantially reduce the amounts reimbursed to our clients for physical rehabilitation services performed in the programs managed by us and, in turn, give clients the right to renegotiate their contracts with us which may reduce our revenues under our contracts.

    The Health Care Financing Administration recently promulgated new rules regarding the "provider-based" status of certain programs, facilities, and organizations furnishing healthcare services to Medicare beneficiaries. Designation as a provider-based program, facility or organization can, in some cases, result in greater reimbursement from the Medicare program than would otherwise be the case. Until October 1, 2002, any program, facility or organization being treated as having provider-based status on October 1, 2000, will retain this designation. However, all new programs, facilities, and organizations desiring provider-based status must obtain an affirmative determination of provider-based status in order to properly receive reimbursement for services provided to Medicare beneficiaries.

    The new rules stipulate that, when a hospital program is subject to a management agreement, one requirement for eligibility as a provider-based program is that non-management staff working in the program be employed by the hospital rather than the management company. Currently, it is not clear how the new provider-based rules will apply to acute rehabilitation units, such as those managed by our company. Published guidance from the Health Care Financing Administration has not excluded acute rehabilitation units from application of the "provider-based" rules. If new acute rehabilitation units managed by us are required to qualify as "provider-based," we may have to change our business model with respect to our employment of the personnel who staff these programs. See discussion under "Business—Government Regulation—Provider-Based Rules." In addition, if existing acute rehabilitation units managed by us are required to qualify as "provider-based" as of October 1, 2002, we may be required by our clients to renegotiate their contracts with us to change our then existing relationships with the personnel who staff these programs. These renegotiations could also change the financial terms of our contracts. Similar changes may be required with respect to existing outpatient programs after October 1, 2002, and new outpatient programs after December 31, 2001. This could have a significant negative impact on our revenues and earnings.

    In addition, the enactment of the Balanced Budget Act of 1997, which established a prospective payment system for skilled nursing facilities and units, significantly reduced demand for therapists, resulting in revenues that were approximately $30.3 million lower in our healthcare staffing division in 1999 as compared to 1998 and revenues that were approximately $14.9 million lower in 1998 compared to 1997. The establishment of a prospective payment system for skilled nursing facilities and units also resulted in a decrease in the per diem billing fees that we could charge for managing the skilled nursing units of our clients. The rates and other reimbursement regulations with respect to the implementation of a prospective payment system for inpatient acute rehabilitation services have been also recently released. We may experience a decline in revenues and earnings from the implementation of the prospective payment system for acute rehabilitation units and from any other future changes in the rates or conditions of government reimbursement.

    In addition, Medicaid reimbursement is a significant revenue source for nursing homes and other long-term care facilities for which contract therapy services are provided. Medicaid is a joint federal/state reimbursement program administered by states in accordance with Title XIX of the Social Security Act. Medicaid certification and reimbursement varies on a state-by-state basis. Reductions in Medicaid reimbursement could negatively impact nursing homes and long-term care facilities, which in turn could adversely affect our contract therapy business. Failure of nursing homes or long-term care providers with which we contract to comply with the various states' Medicaid participation requirements similarly could adversely affect our contract therapy business.

We conduct business in a heavily regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that reduce our revenue and profitability.

    The healthcare industry is subject to extensive federal and state laws and regulations related to:

  •
  facility and professional licensure;
  •
  conduct of operations;
  •
  certain clinical procedures;
  •
  addition of facilities and services, including certificates of need;
  •
  payment for services; and
  •
  payment for referrals.

    Both federal and state government agencies are increasing coordinated civil and criminal enforcement efforts related to the healthcare industry. In addition, laws and regulations related to the healthcare industry are extremely broad and complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws. Medicare and Medicaid antifraud and anti-kickback laws potentially cover many standard business arrangements related to items or services reimbursable under Medicare, Medicaid and other government healthcare programs. These laws prohibit payment or receipt of remuneration intended to induce the referral of patients or to induce a person to arrange for or recommend items or services covered by Medicare or Medicaid or any other federal or state healthcare program. A number of states have similar antifraud and anti-kickback laws that apply regardless of payor source. Various federal and state laws prohibit the submission of false or fraudulent claims, including claims to obtain reimbursement under Medicare, Medicaid and other government healthcare programs. Although we have implemented a program to foster compliance with these laws and regulations, changing interpretations or new enforcement initiatives with respect to these laws and regulations could subject in the future our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, operating expenses or manner in which we conduct our business. If we fail to comply with these extensive laws and government regulations, we or our clients could lose reimbursements or suffer civil or criminal penalties, which could result in cancellation of our contracts and a decrease in revenues.

    In addition, the temporary healthcare staffing industry is regulated in many states, and firms such as ours must be registered or qualify for an exemption from registration in those states. State mandated workers' compensation and unemployment insurance premiums, which we pay for our temporary as well as our regular employees, have increased in recent years, increasing the costs of services. Recent federal legislative proposals for national health insurance have included provisions extending health insurance benefits to temporary employees. Some states could impose sales taxes or increase sales tax rates on temporary healthcare staffing services. Further increases of these premiums or rates or the introduction of new regulatory provisions could substantially raise the costs associated with hiring temporary employees. We may not be able to pass these increased costs to clients without a decrease in demand for temporary employees.

We may face difficulties integrating our future acquisitions into our operations and our acquisitions may be unsuccessful, involve significant cash expenditures or expose us to unforeseen liabilities.

    We expect to continue pursuing acquisitions of temporary healthcare staffing companies as well as outpatient therapy management companies. These acquisitions involve numerous risks, including:

  •
  difficulties integrating acquired personnel and distinct cultures into our business;

  •
  diversion of management attention from existing operations;

  •
  potential loss of key employees or customers of acquired companies; and

  •
  assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

    These acquisitions may also involve significant cash expenditures, debt incurrence, amortization of resulting goodwill and expenses that could have a material adverse effect on our financial condition and results of operations. Any acquisition may ultimately have a negative impact on our business and financial condition.

We have changed the amortization period for the goodwill associated with certain of our acquisitions from 40 to 25 years, which will result in decreased net earnings in future years. The retention of 40-year amortization periods for the goodwill associated with our remaining acquisitions could result in a subsequent determination that the life of the goodwill associated with these acquisitions should be shortened, or that the goodwill is impaired, requiring an increase in goodwill amortization, or a write-down of goodwill, in future periods.

    Goodwill arises in an acquisition when we pay more for the business of the acquired entity than the fair value of its tangible and identifiable intangible net assets. Generally accepted accounting principles require that we amortize the amount of this goodwill over the period that the goodwill will benefit our company. We had determined at the time of each of our acquisitions that this period was not less than 40 years and, therefore, have been amortizing the goodwill associated with each of our acquisitions over a 40-year period from the individual dates of consummation. After discussions with the staff of the Securities and Exchange Commission and in view of developments in the medical outsourcing industry, we have changed the goodwill amortization periods on a prospective basis from 40 years to 25 years on the acquisitions of Physical Therapy Resources, Inc.; TeamRehab, Inc./Moore Rehabilitation Services, Inc.; Rehab Unlimited, Inc./Cimarron Health Care, Inc.; Rehabilitative Care Systems of America, Inc.; Therapeutic Systems, Inc.; Salt Lake Physical Therapy Associates, Inc.; AllStaff, Inc.; and DiversiCare Rehab Services, Inc. We anticipate that this change will result in a net after-tax increase of approximately $500,000 in the annual goodwill amortization associated with these acquisitions. This is expected to result in a decrease in diluted net earnings per share of approximately $0.03 for the year ending December 31, 2001.

    We have retained 40-year amortization periods for our acquisitions of Advanced Rehabilitation Resources, Inc.; Healthcare Staffing Solutions, Inc.; StarMed Staffing, Inc. and eai Healthcare Staffing Solutions, Inc., which had businesses that were more national in scope. The retention of 40-year goodwill amortization periods for these acquisitions may result in a subsequent determination that the life of the goodwill should be shortened, or that the goodwill is impaired, requiring an increase in goodwill amortization, or a write-down of goodwill, in future periods.

Competition may restrict our future growth by limiting our ability to make acquisitions at reasonable valuations.

    We have historically faced competition in acquiring companies complementary to our lines of business. Our competitors may acquire or seek to acquire many of the companies that would be suitable candidates for acquisition by us. This could limit our ability to grow by acquisitions or make the cost of acquisitions higher and less accretive to us.

We operate in a highly competitive and fragmented market and our success depends on our ability to remain competitive.

    The temporary healthcare staffing business is highly competitive and fragmented, with limited barriers to entry. We compete in national, regional and local markets with full-service staffing companies and with specialized staffing agencies. Some of these companies may have greater marketing and financial resources than our company. Our success will depend on our ability to increase our share of the markets in which we operate and to successfully expand into new geographic markets. We believe the primary competitive factors in obtaining and retaining clients in the temporary healthcare staffing business are matching qualified employees to specific job requirements, providing qualified employees in a timely manner, pricing services competitively, monitoring employees' job performance and offering diverse staffing solutions. Competition may increase in the future and, as a result, we may not be able to remain competitive.

    Competition for our program management business is highly fragmented and dispersed. Hospitals, nursing homes and other long-term care facilities that do not choose to outsource their acute rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy services are the primary competitors with our program management business. The fundamental challenge in our program management business is convincing our potential clients, primarily hospitals, nursing homes and other long-term care facilities, that, with our help, they can provide rehabilitation services more efficiently than they can by themselves. The inpatient units and outpatient programs that we manage are in highly competitive markets and compete for patients with other hospitals, nursing homes and long-term care facilities, as well as public companies such as HEALTHSOUTH Corporation. Some of these competitors may have greater name recognition and longer operating histories in the market than the unit or program that we manage and their managers may have stronger relationships with physicians in the communities that they serve. All of these factors could give our competitors an advantage.

Significant legal actions could subject us to substantial uninsured liabilities.

    In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe are appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage, we may be exposed to substantial liabilities. We are also subject to lawsuits under the federal whistleblower statute designed to combat fraud and abuse in the healthcare industry. These lawsuits, which the government has the option of joining, can involve significant civil and criminal penalties, including monetary damages, and award bounties to private plaintiffs who initiate successful suits.

Our success is dependent on retention of our key officers.

    Our future success depends in significant part on the continued service of our key officers. Competition for these individuals is intense and there can be no assurance that we will retain our key officers or that we can attract or retain other highly qualified executives in the future. The loss of any of our key officers could have a material adverse effect on our business, operating results, financial condition or prospects.

We are dependent on the proper functioning and availability of our information systems.

    Our company is dependent on the proper functioning and availability of our information systems in operating our business. Our information systems are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. In the staffing division, critical information systems used in daily operations identify and match staffing resources and client assignments and perform billing and account receivable functions. In the inpatient, outpatient and contract therapy divisions, critical operational systems input information on patients, record clinical services that are rendered, and perform billing and account receivable functions. Each system is operated locally at the branch office or unit or program location. Data is also accessed at the corporate offices where it is collected and consolidated for each division and for the company as a whole. In the event that the critical information systems utilized by any of the divisions fail or are otherwise unavailable, these functions would have to be accomplished manually, which could temporarily impact our ability to identify business opportunities quickly, to maintain billing and clinical records reliably and to bill for services efficiently. Our business interruption insurance may be inadequate to protect us in the event of a catastrophe. We also retain confidential patient information in our database. It is critical that our facilities and infrastructure remain secure and are perceived by clients as secure. A material security breach could damage our reputation or result in liability to us. Despite the implementation of security measures, our company may be vulnerable to losses associated with the improper functioning or unavailability of our information systems.

We may have future capital needs and any future issuances of equity securities will result in dilution to you.

    We anticipate that the net proceeds generated from this offering and amounts generated internally, together with amounts available under our revolving credit facility, will be sufficient to implement our business plan for the foreseeable future. We may need additional capital if unexpected events occur or opportunities arise. We may obtain additional capital through the public or private sale of debt or equity securities. If we sell equity securities, your percentage ownership of our company will decrease and you could experience dilution. Furthermore, these securities could have rights, preferences and privileges more favorable than those of the common stock. We cannot assure you that additional capital will be available, or available on terms favorable to us. If capital is not available, we may not be able to fund internal or external business expansion or respond to competitive pressures.

Our stock price has been and may continue to be volatile, which may result in significant decreases in our stock price over a short period of time.

    The trading price of our common stock has been and may continue to be subject to wide fluctuations. This may result in significant decreases in our stock price over a short period of time and a diminution in the value of your investment in our company. Our stock price may fluctuate in response to a number of events and factors, including:

  •
  quarterly variations in operating results;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  operating and stock price performance of other companies that investors may deem comparable;

  •
  news reports related to our markets;

  •
  changes in healthcare regulations;

  •
  acquisitions and financings; and

  •
  sales of blocks of common stock by insiders.

    Our stock price is also subject to overall volatility of the stock market. Since January 1, 1999, our stock price has ranged from a low of $6.91 on April 14, 1999 to a high of $52.50 on December 29, 2000. This volatility may adversely affect the price of our common stock, regardless of our operating performance.

We have adopted a rights plan and our charter contains a "blank check" preferred stock provision which may discourage, delay or prevent a change in control of our company.

    Under our rights plan, each share of our common stock includes an attached preferred stock purchase right. Each preferred stock purchase right, when exercisable, entitles the holder to purchase one one-thirty-third of a share of Series A junior participating preferred stock at a purchase price of $17.50 per one thirty-third of a share. The rights become exercisable upon the occurrence of certain events related to a takeover of our company. This could deter an acquisition proposal that a majority of the stockholders favor. The rights may cause substantial dilution to a person or entity attempting to acquire our company without conditioning the offer on the redemption of the rights by our board of directors. They should not interfere with any merger, consolidation or other business combination approved by our board of directors since the rights may be redeemed by our board of directors.

    In addition, our restated certificate of incorporation, as amended, authorizes the issuance of "blank check" preferred stock, which means that our board of directors is authorized to divide our preferred stock into different classes or series and determine its designations, rights and preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The ability of our directors to issue additional shares of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock.

FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

  •
  General economic, demographic and business conditions, both nationally and in regions where we operate;

  •
  the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, including the Balanced Budget Act of 1997;

  •
  changes in Medicare reimbursement levels;

  •
  our ability to attract and retain qualified management personnel and recruit and retain nurses and other healthcare personnel;

  •
  our ability to successfully implement our acquisition and development strategies;

  •
  the availability and terms of financing to fund the expansion of our business, including the acquisition of complementary businesses;

  •
  our ability to enter into contracts with hospitals, nursing homes and other long-term care facilities on terms attractive to us;

  •
  changes in generally accepted accounting principles that may affect our reported results of operations;

  •
  the effect of liability and other claims asserted against us; and

  •
  the effect of competition in the markets we serve.

    In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," "intend," or the negative of such terms or other similar expressions. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required under applicable statutes, regulations or court decisions, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

    We estimate that our net proceeds from this offering, after deducting estimated expenses and underwriting discounts and commissions of $3.3 million, will be approximately $51.5 million, or $59.6 million if the underwriters' over-allotment option is exercised in full. Our estimate is based on an assumed public offering price of $43.50 per share, which was the closing sale price of our common stock on the New York Stock Exchange on February 27, 2001.

    We intend to use the net proceeds of this offering for the repayment of our revolving credit facility, which was $63.8 million as of December 31, 2000.

    We used the amounts refinanced under our $125 million revolving credit facility to repurchase our stock and to fund working capital and acquisitions. The interest rates on the revolving credit facility are set based on either a base rate plus from 0.50% to 1.75% or a Eurodollar rate plus from 1.50% to 2.75%. The base rate is the higher of the Federal Funds Rate plus .50% or the Prime Rate. The Eurodollar rate is defined as the Interbank Offered Rate divided by 1 minus the Eurodollar Reserve Requirement. We pay a fee on the unused portion of the commitment from 0.375% to 0.50%. The interest rates and commitment fees vary depending on the ratio of our indebtedness, net of cash and marketable securities, to cash flow.

MARKET PRICE AND DIVIDEND POLICY

    Our common stock is traded on the New York Stock Exchange under the symbol "RHB." The following table sets forth the high and low closing sale prices per share of the common stock, as reported on the New York Stock Exchange, for the periods indicated.

	High	Low
1999
First Quarter	$11.06	$7.53
Second Quarter	11.06	6.94
Third Quarter	10.66	8.88
Fourth Quarter	10.63	7.72
2000
First Quarter	$13.97	$10.50
Second Quarter	28.63	11.38
Third Quarter	43.38	26.38
Fourth Quarter	51.38	32.44
2001
First Quarter (through February 27, 2001)	$46.50	$32.38

    On February 27, 2001, the closing sale price for our common stock as reported on the New York Stock Exchange was $43.50. As of February 27, 2001, the number of holders of record of our common stock was approximately 700.

    We have not declared or paid any cash dividends on our common stock. We intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be dependent on results of operations, financial condition, restrictions imposed by applicable law and other factors deemed relevant by our board of directors.

CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 2000:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the sale of 1,260,000 shares of common stock offered by us at an assumed public offering price of $43.50 per share and the application of the estimated net proceeds.

    This information should be read in conjunction with our consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus.

	As of December 31, 2000
	Actual	As Adjusted
	(in thousands)
		(unaudited)
Short-term debt, consisting of the current portion of long-term debt	$2,868	$2,868
Long-term debt:
Revolving credit facility	63,800	12,255
Subordinated debt(1)	1,634	1,634

Total long-term debt	65,434	13,889

Stockholders' equity:
Preferred stock, $.10 par value, 10,000,000 shares, none issued and outstanding	—	—
Common stock, $.01 par value; 20,000,000 shares authorized, 17,409,584 shares issued actual, 18,889,584 shares issued as adjusted(2)	174	189
Additional paid-in capital	49,503	101,999
Retained earnings	86,022	86,022
Less common stock held in treasury at cost, 2,302,898 shares	(17,757)	(17,757)
Accumulated other comprehensive earnings	18	18

Total stockholders' equity	117,960	170,471

Total capitalization	$186,262	$187,228

(1)
Debt issued in connection with acquisitions.

(2)
This number assumes that the over-allotment options are not exercised but that 220,000 shares subject to outstanding stock options held by the selling stockholders will be exercised pursuant to this offering. The number of issued shares excludes 3,042,975 shares that were issuable upon exercise of additional outstanding stock options at an average exercise price of $11.07. If the over-allotment options are exercised in full and a selling stockholder exercises his option for an additional 30,000 shares to cover his portion of the over-allotment option as expected, there would be 19,114,584 shares of common stock issued and outstanding after the offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
(in thousands, except per share data and operating statistics)

    We have presented below information from our consolidated statements of earnings and balance sheets. Our consolidated financial statements for the five years ended December 31, 2000 have been audited by KPMG LLP, independent certified public accountants. In addition, we have presented statistical data important to understand our operations. You should read the following information in conjunction with our consolidated financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
	1996(1)	1997	1998	1999	2000
Consolidated Statement of Earnings Data:
Operating revenues	$119,856	$160,780	$207,416	$309,425	$452,374
Costs and expenses:
Operating expenses	85,418	110,726	144,187	221,892	321,192
General and administrative	18,571	27,294	35,932	52,315	80,120
Depreciation and amortization	3,150	3,780	3,966	5,296	6,873

Total costs and expenses	107,139	141,800	184,085	279,503	408,185

Operating earnings	12,717	18,980	23,331	29,922	44,189
Net earnings(2)	6,992	10,615	12,198	15,098	23,534
Net earnings per share:(2)
Basic	0.50	0.88	0.99	1.15	1.62
Diluted	0.47	0.73	0.86	1.03	1.45
Weighted average shares outstanding:
Basic	13,914	11,998	12,368	13,144	14,563
Diluted	15,423	14,750	14,490	14,814	16,268
	December 31,				December 31, 2000
	1996(1)	1997	1998	1999	Actual	As Adjusted(3)
						(unaudited)
Consolidated Balance Sheet Data:
Working capital	$9,254	$12,793	$20,606	$27,069	$64,186	$65,152
Total assets	80,802	97,241	156,870	187,264	229,093	230,059
Total liabilities	31,132	57,481	96,714	109,481	111,133	59,588
Stockholders' equity	49,670	39,760	60,156	77,783	117,960	170,471

	Year Ended December 31,
	1996(1)	1997	1998	1999	2000
Operating Statistics:
Healthcare staffing:
Average number of branch offices(4)	N/A	N/A	16.1	54.9	88.6
Number of weeks worked(5)	21,908	29,652	52,265	131,110	223,951
Program management:
Inpatient (acute rehabilitation and skilled nursing):
Average number of programs	91.3	110.3	128.2	131.8	135.8
Average admissions per program	294	321	354	369	373
Average length of stay (billable)	15.9	15.0	14.5	14.3	14.2
Patient days (billable)	426,995	532,195	656,363	697,769	716,993
Outpatient programs:
Average number of locations	19.6	17.9	26.1	40.0	53.1
Patient visits	223,904	231,256	378,108	785,943	1,173,324
Contract therapy:
Average number of locations(6)	N/A	35.6	49.5	90.8	156.0

(1)
In 1996, we changed our fiscal year-end from the last day of February to December 31. For comparability purposes, the amounts set forth in the 1996 column reflect the twelve months ended December 31, 1996.

(2)
The results for 1997 and 1998 include pre-tax gains of $1.4 million ($0.9 million after tax or $0.06 per share) and $1.5 million ($0.9 million after tax or $0.06 per share), respectively, from sales of marketable securities. The results for 1998 include an $0.8 million ($0.05 per share) after-tax charge for the cumulative effect of a change in accounting for start-up costs. The results for 1999 include a pre-tax loss of $1.0 million ($0.6 million after tax or $0.05 per share) on write-down of investments.

(3)
The adjusted balance sheet data as of December 31, 2000 gives effect to the net proceeds from the sale of 1,260,000 shares of common stock offered by us at an estimated offering price of $43.50 per share after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

(4)
We entered the per diem staffing business in August 1998 following the acquisition of StarMed Staffing, Inc.

(5)
Includes both per diem and travel weeks worked.

(6)
We entered the contract therapy business in January 1997 following the acquisition of Moore Rehabilitation Services, Inc. and TeamRehab, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial and Other Data" and our consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus.

Overview

    We provide temporary healthcare staffing and physical rehabilitation program management services for hospitals, nursing homes and other long-term care facilities. We derive our revenue from two product line segments: temporary healthcare staffing services and physical rehabilitation program management services. Our physical rehabilitation program management services include inpatient programs (including acute rehabilitation and skilled nursing units), outpatient programs and contract therapy programs. Summarized information about our revenues and earnings from operations in each segment is provided below.

	Year ended December 31,
	1998	1999	2000
	(in thousands)
Revenues from Unaffiliated Customers:
Healthcare staffing	$65,365	$148,180	$260,100
Program management:
Inpatient units	111,645	116,497	119,963
Outpatient programs	16,484	30,677	42,332
Contract therapy	13,922	14,071	29,979

Total	$207,416	$309,425	$452,374

Operating Earnings:
Healthcare staffing	$2,106	$5,228	$14,822
Program management:
Inpatient units	16,763	18,123	18,296
Outpatient programs	1,833	6,238	7,450
Contract therapy	2,629	333	3,621

Total	$23,331	$29,922	$44,189

Revenues

    We derive substantially all of our revenues from fees paid directly by healthcare providers rather than through payment or reimbursement by government or other third-party payors. Our inpatient and outpatient therapy programs are typically provided through agreements with hospital clients with three to five-year terms. Our contract therapy and temporary healthcare staffing services are typically provided under interim or short-term agreements with hospitals, nursing homes and long-term care facilities.

    Our healthcare staffing revenues and earnings are impacted by changes in the level of occupancy at hospitals where we provide our staffing services. During the first and fourth quarters of each year, hospitals generally experience an increase in the number of patients, resulting in an increase in the demand for our healthcare staffing services and an increase in our revenues and earnings in this line of business. Hospitals generally experience a decrease in the number of patients during the second and third quarters, resulting in a decrease in our revenues and earnings for our healthcare staffing services line.

    As a provider of temporary healthcare staffing and program management services, our revenues and growth are affected by trends and developments in healthcare spending. Over the last three years, our revenues and earnings from our program management services have been negatively impacted by an aggregate decline in average billable lengths of stay. The decline in average billable lengths of stay reflects the continued trend of reduced rehabilitation lengths of stay.

    Material changes in the rates or methods of government reimbursements to our clients for services rendered in the programs that we manage could give our clients the right to renegotiate their existing contracts with us to include terms that are less favorable to us. For example, outpatient therapy programs receive payment from the Medicare program under a fee schedule. Under current law, an outpatient therapy program that is not designated as being provider-based is subject to an annual limit on payments for therapy services provided to Medicare beneficiaries. See discussion under "Business — Government Regulation — Provider-Based Rules." However, application of this limit is subject to a moratorium through December 31, 2001. The Secretary of the U.S. Department of Health and Human Services is required to review reimbursement claims for outpatient therapy services while the moratorium is in effect and to make a proposal to Congress to revise the payment system for outpatient therapy services. Any changes adopted by Congress, which could include reduced annual limits or a new payment system, could have an adverse effect on the outpatient therapy business.

    In addition, changes in the rates or methods of government reimbursements could negatively impact the benefits that we are able to provide to our clients. The enactment of the Balanced Budget Act of 1997, which established a prospective payment system for skilled nursing facilities and units, significantly reduced the demand for therapists generally, which had a negative impact on our healthcare staffing business. It also resulted in reduction of the per diem billing rates we were able to negotiate with the skilled nursing units that we manage. The rates and other reimbursement regulations with respect to the implementation of a prospective payment system for acute rehabilitation services have been also recently released and, while we are unable to predict the impact of the changes at this stage, we may experience a decline in our revenue and earnings as a result of the prospective payment system or from any other changes in the rates or methods of government reimbursements.

Acquisitions

    Over the course of the last three years, we have completed a number of acquisitions. These acquisitions are summarized in the table below. Each of the acquisitions has been accounted for by the purchase method of accounting, which means that the operating results of the acquired entity are included in our results of operations commencing on the date of acquisition of each entity.

    We have amortized the goodwill for each of our acquisitions, the excess of the cost of the acquisition over the book value of the net assets acquired, on a straight-line basis over 40 years through the year ended December 31, 2000. After discussions with the staff of the Securities and Exchange Commission and in view of developments in the medical outsourcing industry, we have changed the goodwill amortization periods on a prospective basis from 40 years to 25 years on the acquisitions of Physical Therapy Resources, Inc.; TeamRehab, Inc./Moore Rehabilitation Services, Inc.; Rehab Unlimited, Inc./Cimarron Health Care, Inc.; Rehabilitative Care Systems of America, Inc.; Therapeutic Systems, Inc.; Salt Lake Physical Therapy Associates, Inc.; AllStaff, Inc.; and DiversiCare Rehab Services, Inc. We anticipate that this change will result in a net after-tax increase of approximately $500,000 in the annual goodwill amortization associated with these acquisitions. This is expected to result in a decrease in diluted net earnings per share of approximately $0.03 for the year ending December 31, 2001. We have retained 40-year amortization periods for the acquisitions of Advanced Rehabilitation Resources, Inc.; Healthcare Staffing Solutions, Inc.; StarMed Staffing, Inc., and eai Healthcare Staffing Solutions, Inc., which had businesses that were more national in scope. The change in the goodwill amortization periods for the named acquisitions will commence in the first quarter of 2001.

Company	Date	Descriptions	Consideration(1)
1998
Rehabilitative Care Systems of America, Inc. StarMed Staffing, Inc. and Wesley Medical Resources, Inc. Therapeutic Systems, Ltd.	July 31, 1998 August 17, 1998 September 9, 1998	Outpatient therapy programs Temporary healthcare staffing (nurses and nurse assistants) Contract therapy programs	Aggregate of $43.4 million in cash, notes and stock
1999
Salt Lake Physical Therapy Associates, Inc. AllStaff, Inc. eai Healthcare Staffing Solutions, Inc.	May 20, 1999 June 30, 1999 December 20, 1999	Outpatient therapy programs Temporary healthcare staffing (nurses and nurse assistants) Temporary healthcare staffing (allied healthcare personnel)	Aggregate of $17.3 million in cash, notes and stock
2000
DiversiCare Rehab Services, Inc.	September 15, 2000	Outpatient therapy programs	Aggregate of $8.5 million in cash and notes

(1)
Amounts include contingent payments made in connection with the acquisitions listed, except for 1999 which excludes up to $1.8 million that may be paid to the former stockholders of Salt Lake Physical Therapy Associates, Inc., contingent upon the attainment of certain financial goals over the next two years.

Results of Operations

    The following table sets forth the percentage that selected items in the consolidated statements of earnings bear to operating revenues for the years ended December 31, 1998, 1999 and 2000:

	Year ended December 31,
	1998	1999	2000
Operating revenues	100.0%	100.0%	100.0%
Costs and expenses:
Operating expenses	69.5	71.7	71.0
General and administrative	17.3	16.9	17.7
Depreciation and amortization	1.9	1.7	1.5

Operating earnings	11.3	9.7	9.8
Other expense, net	(0.7)	(1.6)	(1.2)

Earnings before income taxes and cumulative effect of change in accounting principle	10.6	8.1	8.6
Income taxes	4.3	3.2	3.4

Earnings before cumulative effect of change in accounting principle	6.3	4.9	5.2
Cumulative effect of change in accounting for start-up costs, net of tax	(0.4)	—	—

Net earnings	5.9%	4.9%	5.2%

Twelve Months Ended December 31, 2000 Compared to Twelve Months Ended December 31, 1999

    Operating revenues in 2000 increased by $143.0 million, or 46.2%, to $452.4 million as compared to $309.4 million in operating revenues in 1999. Acquisitions accounted for 19.9% of the net increase. Excluding the effects of acquisitions, increases in inpatient, outpatient, contract therapy and nurse travel and per diem staffing revenues were offset by a decline in therapist travel staffing revenues and a decrease in the number of skilled nursing units.

    Staffing revenue increased by 75.5% from $148.2 million in 1999 to $260.1 million in 2000 reflecting $3.2 million from the June 30, 1999 acquisition of AllStaff, Inc., $21.5 million from the December 20, 1999 acquisition of eai Healthcare Staffing Solutions, Inc. and a 50.7% increase in weeks worked in 2000 at existing and newly opened travel and per diem offices from 126,816 to 191,076. Total weeks worked attributable to the 1999 acquisitions were 32,875. Operating earnings for the staffing division were $14.8 million in 2000, a 183.5% increase over the $5.2 million earned in 1999.

    Inpatient program revenue increased by 3.0% from $116.5 million in 1999 to $120.0 million in 2000. A 3.0% increase in the average number of inpatient programs managed from 131.8 to 135.8, plus the additional revenue from one additional day in February 2000, offset by a 0.7% decrease in the average daily billable census per inpatient program from 14.5 in 1999 to 14.4 in 2000, resulted in a 2.8% increase in billable patient days to 716,993. The decrease in billable census per program for inpatient programs is primarily attributable to a 0.7% decrease in average billable length of stay from 14.3 days in 1999 to 14.2 days in 2000. Operating earnings for the inpatient division increased by 1.0% to $18.3 million in 2000, compared to $18.1 million in 1999.

    Outpatient revenue increased by 38.0% from $30.7 million in 1999 to $42.3 million in 2000 reflecting $1.4 million from the May 20, 1999 acquisition of Salt Lake Physical Therapy Associates, Inc., $2.3 million from the September 15, 2000 acquisition of DiversiCare Rehab Services, Inc., an increase in the average number of outpatient programs managed from 40.0 to 53.1 and a 14.0% increase in units of service per program. Operating earnings from the outpatient division were $7.5 million in 2000, a 19.4% increase over the $6.2 million earned in 1999.

    Contract therapy revenue increased by 113.1% from $14.1 million in 1999 to $30.0 million in 2000 reflecting a 71.8% increase in the average number of contract therapy locations managed from 90.8 to 156.0 and a 24.0% increase in revenue per location. Operating earnings for the contract therapy division was $3.6 million in 2000, a $3.3 million increase from the $333,000 in operating earnings in 1999.

    Operating expenses for 2000 increased by $99.3 million, or 44.8%, to $321.2 million as compared to $221.9 million in 1999. The 1999 and 2000 acquisitions accounted for approximately 19.0% of the net increase. The remaining increase in operating expenses is attributable to a 42.9% increase in outpatient units of service, a 71.8% increase in the average number of contract therapy locations and a 50.7% increase in the number of weeks worked from travel and per diem staffing, offset by a 2.0% decrease in costs for inpatient programs.

    The aggregate excess of direct operating expenses over operating revenues associated with non-exempt programs increased from $260,000 to $315,000, on an increase in the average number of non-exempt units managed from 4.4 to 6.3. The per program average excess of operating expenses over operating revenues decreased from $60,000 to $50,000 reflecting an increase in the average revenue per billable patient day from $177 to $225. The average excess of operating expenses over operating revenues for a program during its non-exempt year can range to as high as $150,000 to $200,000.

    General and administrative expenses increased by $27.8 million, or 53.1%, from $52.3 million in 1999 to $80.1 million in 2000 reflecting increases of $6.1 million in general and administrative expenses of companies acquired and $2.0 million in corporate office expenses, with the remaining increase of $19.7 million primarily attributable to marketing, business development, operations and professional services expenses in support of the increase in outpatient therapy programs and contract therapy locations managed and per diem staffing offices operated.

    Depreciation and amortization increased by $1.6 million, or 29.8%, from $5.3 million in 1999 to $6.9 million in 2000 reflecting an increase in goodwill from acquisitions and depreciation on equipment purchased.

    Interest expense increased 29.1%, or $1.2 million, from $4.1 million in 1999 to $5.3 million in 2000 reflecting interest on additional debt funding acquisitions, borrowings under the revolving line of credit for working capital purposes and an increase in interest rates.

    Earnings before income taxes increased by $14.1 million, or 56.2%, from $25.0 million in 1999 to $39.1 million in 2000. The provision for income taxes for 2000 was $15.6 million compared to $9.9 million in 1999, reflecting effective income tax rates of 39.8% and 39.7% for these periods. Net earnings increased by $8.4 million in 2000, or 55.9%, to $23.5 million from $15.1 million in 1999. Diluted earnings per share increased by 40.8% to $1.45 from $1.03 on a 9.8% increase in the weighted average shares and assumed conversions outstanding. Excluding losses on the write-down of investments in 1999, diluted net earnings increased 34.3% from $1.08 in 1999 to $1.45 in 2000. The increase in weighted average shares outstanding is attributable primarily to stock option exercises and the increase in the dilutive effect of stock options as a result of an increase in the average market price of our stock relative to the underlying exercise prices of outstanding options.

Twelve Months Ended December 31, 1999 Compared to Twelve Months Ended December 31, 1998

    Operating revenues in 1999 increased by $102.0 million, or 49.2%, to $309.4 million as compared to $207.4 million in operating revenues in 1998. The growth in our operating revenues during 1999 was primarily the result of a 150.9% increase in staffing weeks worked primarily from acquisitions. Acquisitions accounted for 76.9% of the net increase in operating revenues. Excluding the effects of acquisitions, increases in inpatient, outpatient and nurse travel and per diem staffing revenues were offset by a decline in the number of skilled nursing units, therapist travel staffing revenues and contract therapy revenue.

    Staffing revenue increased by 126.7% from $65.4 million in 1998 to $148.2 million in 1999 reflecting the addition of $66.2 million in nurse staffing revenue achieved through the August 1998 acquisition of StarMed Staffing, Inc., a $3.0 million increase from the June 1999 acquisition of AllStaff, Inc. and a $681,000 increase from the December 1999 acquisition of eai Healthcare Staffing Solutions, Inc. An increase in nurse travel staffing revenue of $30.3 million was offset by a similar decrease in therapist travel staffing revenues. The decline in demand for therapists in the long-term care settings resulted from the implementation of Medicare's prospective payment system for skilled nursing facilities and units. Per diem staffing revenues increased by $12.2 million due to strong market demand and increased number of weeks worked. The number of staffing weeks worked in 1999 was 131,110, an increase of 150.9% from the 52,265 staffing weeks worked in 1998 with substantially all of the increase attributable to acquisitions. These changes resulted in a $3.1 million, or 148.2%, increase in operating earnings for the staffing division from $2.1 million in 1998 to $5.2 million in 1999.

    Inpatient program revenue increased by 4.3% from $111.6 million in 1998 to $116.5 million in 1999. A 2.8% increase in the average number of inpatient programs managed from 128.2 to 131.8, and a 3.6% increase in the average daily billable census per inpatient program from 14.0 to 14.5, resulted in a 6.3% increase in billable patient days to 697,769. The increase in billable census per inpatient program is primarily attributable to a 4.3% increase in admissions per program. The average billable length of stay for 1999 was 14.3 days, as compared to 14.5 days in 1998. The increase in billable patient days was offset by a 1.8% decrease in average per diem billing rates, reflecting lower per diem billing rates for skilled nursing units subject to the Balanced Budget Act of 1997. Operating earnings for the inpatient division were $18.1 million, an 8.1% increase from the $16.8 million earned by the inpatient division in 1998.

    Outpatient revenue increased by 86.1% from $16.5 million in 1998 to $30.7 million in 1999 reflecting a $1.9 million increase from the July 1998 acquisition of Rehabilitative Care Systems of America, Inc., a $2.9 million increase from the May 1999 acquisition of Salt Lake Physical Therapy Associates, Inc., an increase in the average number of outpatient programs managed from 26.1 to 40.0 and a 27.7% increase in units of service per program. Operating earnings for the outpatient division increased by $4.4 million or 240.3%, from $1.8 million in 1998 to $6.2 million in 1999.

    Contract therapy revenue increased by 1.1% from $13.9 million in 1998 to $14.1 million in 1999 reflecting a $3.8 million increase from the acquisition of Therapeutic Systems, Ltd. in September 1998, offset by a 45.0% decrease in revenue per program to $154,899 reflecting lower volumes and reimbursement rates under the Balanced Budget Act of 1997. Despite the fact that contract therapy revenues rose slightly on a year-to-year basis, the introduction of the prospective payment system for skilled nursing units and long-term care facilities substantially reduced amounts previously reimbursed to clients based on historical costs. This had the indirect effect of lowering significantly operating margins and operating earnings for the contract therapy division. As a consequence, operating earnings for the contract therapy division decreased by $2.3 million or 87.3%, from $2.6 million in 1998 to $330,000 in 1999.

    Operating expenses for 1999 increased by $77.7 million, or 53.9%, to $221.9 million as compared to $144.2 million in 1998. Acquisitions accounted for 76.7% of the net increase. The remaining increase was due to increases of $2.7 million related to increased patient days, $6.0 million due to increased outpatient units of service, and $33.0 million due to increased nurse travel and per diem staffing, offset by a $23.6 million decrease in therapist travel staffing and contract therapy costs.

    The aggregate excess of direct operating expenses over operating revenues associated with non-exempt programs decreased from $637,000 to $260,000, on an increase in the average number of non-exempt units managed from 3.2 to 4.4. The per program average excess of operating expenses over operating revenues decreased from $199,000 to $60,000 reflecting an increase in the average billable census per program from 3.8 to 4.9. The average excess of operating expenses over operating revenues for a program during its non-exempt year can range to as high as $150,000 to $200,000.

    General and administrative expenses increased by $16.4 million, or 45.6%, from $35.9 million in 1998, to $52.3 million in 1999 due mainly to increases of $13.5 million in general and administrative expenses of companies acquired. The remaining increase of $2.9 million was primarily attributable to marketing, business development, operations and professional services in support of the increase in programs managed and the number of per diem staffing offices operated and corporate office expenses.

    Depreciation and amortization increased by $1.3 million, or 33.5%, from $4.0 million in 1998 to $5.3 million in 1999, reflecting an increase in goodwill from acquisitions.

    Interest expense increased 22.5%, or $761,000, from $3.4 million in 1998 to $4.1 million in 1999, reflecting interest on additional debt funding the acquisitions. Other expense in 1999 primarily reflects the write-down of $1.0 million of our investments in nonconsolidated subsidiaries. Other income in 1998 reflects $1.5 million attributable to the sale of approximately 50% of our investment in Intensiva HealthCare Corporation in the fourth quarter of 1998.

    Earnings before income taxes and cumulative effect of change in accounting principle increased by $3.1 million, or 14.4%, from $21.9 million in 1998 to $25.0 million in 1999. The provision for income taxes for 1999 was $9.9 million compared to $8.9 million in 1998, reflecting effective income tax rates of 39.7% and 40.7% for these years. Earnings before cumulative effect of change in accounting principle increased by $2.1 million, or 16.4%, to $15.1 million in 1999 from $13.0 million in 1998. The cumulative effect of change in accounting principle of $776,000 in 1998 represented the after-tax charge related to the adoption of Statement of Position No. 98-5 Reporting on the Costs of Start-up Activities effective January 1, 1998. Net earnings increased by $2.9 million, or 23.8%, from $12.2 million in 1998 to $15.1 million in 1999. Diluted earnings per share increased 19.8% to $1.03 from $.86 on a 2.2% increase in the weighted average shares and assumed conversions outstanding. The write-down of investments reduced net earnings per share in 1999 by $.05, while the gain on sale of marketable securities represented $.06 of net earnings per share in 1998. The cumulative effect of change in accounting principle reduced net earnings per share by $.05 in 1998 with no comparable reduction in 1999. Excluding gains/losses on investments and the cumulative effect of the change in accounting principle, diluted net earnings per share increased 27.1% from $.85 in 1998 to $1.08 in 1999. The increase in shares outstanding is attributable primarily to stock option exercises and shares issued in acquisitions, offset by a decrease in the dilutive effect of stock options resulting from a decrease in the average market price of our stock relative to the underlying exercise prices of outstanding options.

Liquidity and Capital Resources

    As of December 31, 2000, we had $11.0 million in cash and current marketable securities and a current ratio, the amount of current assets divided by current liabilities, of 2.6 to 1. Working capital increased by $37.1 million to $64.2 million as of December 31, 2000, compared to $27.1 million as of December 31, 1999. The increase in working capital is primarily due to working capital from the acquisition of DiversiCare Rehab Services, Inc., working capital generated from operations, refinancing of short-term debt with long-term debt and proceeds received from the exercise of stock options.

    Net accounts receivable were $84.0 million at December 31, 2000, compared to $65.8 million at December 31, 1999. The number of days average net revenue in net receivables was 63.8 at December 31, 2000, compared to 65.6 at December 31, 1999.

    Our operating cash flows constitute our primary source of liquidity and historically have been sufficient to fund our working capital, capital expenditures, internal business expansion and debt service requirements. We expect to meet our future working capital, capital expenditures, internal and external business expansion and debt service requirements from a combination of internal sources and outside financing. We have a $125.0 million revolving line of credit with a balance outstanding as of December 31, 2000 of $63.8 million.

    In connection with the development and implementation of additional programs, we may incur capital expenditures for equipment and deferred costs arising from advances made to hospitals for a portion of capital improvements needed to begin a program's operation.

Inflation

    Although inflation has abated during the last several years, the rate of inflation in healthcare related services continues to exceed the rate experienced by the economy as a whole. Our management contracts typically provide for an annual increase in the fees paid to us by our clients based on increases in various inflation indices. These increases generally offset increases in costs incurred by us.

Effect of Recent Accounting Pronouncements

    In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. This bulletin, which became effective on October 1, 2000, summarizes the views of the staff of the Securities and Exchange Commission on the application of generally accepted accounting principles for revenue recognition in financial statements.

    In March 2000, the Financial Accounting Standards Board released FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25. This interpretation, which became effective on July 1, 2000, clarifies the application of APB Opinion No. 25 for certain issues.

    These pronouncements did not have a material effect on our consolidated financial statements in 2000.

BUSINESS

Overview of Our Company

    We are a leading national provider of temporary healthcare staffing services and physical rehabilitation program management for hospitals, nursing homes and other long-term care facilities. From the 100 healthcare staffing offices of our StarMed Staffing Group, we provide temporary placement of nurses and other healthcare professionals on a per diem basis using locally-based personnel. We also provide traveling nurses from the administrative offices of our staffing division generally on a 13-week basis. Our program management business consists of the management of 108 hospital-based inpatient acute rehabilitation units and 27 hospital-based inpatient skilled nursing units, 66 hospital-based and satellite outpatient therapy programs and 195 contract therapy programs with nursing homes and long-term care facilities. For the year ended December 31, 2000, we had net operating revenues of $452.4 million and operating earnings of $44.2 million. During this period, we earned 57.5% of our net operating revenues from our healthcare staffing business and 42.5% from our program management business.

Business Strategy

    We intend to continue to grow our businesses by:

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  Utilizing Our Flexible Business Model to Exploit Trends in the Healthcare Industry.  We have a flexible business model, giving us the ability to react quickly and strategically to general trends in the healthcare industry and specific opportunities to expand or enhance our business lines. We have historically avoided capital intensive and heavily regulated segments of the healthcare industry, enabling us to shift resources as opportunities arise. We believe that our temporary healthcare staffing and program management services are well positioned to take advantage of trends toward outsourcing by offering healthcare providers proven strategies to increase cost efficiency and to access additional sources of revenue.

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  Emphasizing High-Growth Segments of Our Business.  We intend to enhance our diversified business model by focusing on future acquisitions within our temporary healthcare staffing and outpatient therapy lines of business. To further capitalize on growth opportunities in the temporary healthcare staffing industry, we are expanding our allied healthcare staffing services for personnel such as physician assistants, nurse practitioners, nurse anesthetists, pharmacists, nutrition and dietary specialists, and laboratory, radiation, medical and surgical technicians. We also believe that our outpatient therapy business line is well positioned to take advantage of growth opportunities by marketing outpatient therapy services to our existing inpatient program management clients and expanding into other venues such as physician practices. Currently only 26% of our program management clients have contracts for more than one of our management services. We believe that emphasis on our healthcare staffing and outpatient therapy business lines will give us the added benefit of further reducing the percentage of our revenues ultimately dependent on Medicare or other government payor programs.

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  Enhancing Customer Relationships.  We believe that our existing diversified customer base will provide us with opportunities to continue to grow our businesses and explore new program offerings. We intend to capitalize on strong relationships with our existing clients to cross-sell our healthcare staffing services to our existing program management clients and our program management services to our healthcare staffing clients. As opportunities are identified, we will continue to explore selected expansion of our existing business lines to broaden the spectrum of healthcare staffing and program management services we offer to healthcare providers, enhancing our "one-stop shop" approach to providing service to our clients.

Industry Overview

    As a provider of temporary healthcare staffing and program management services, our revenues and growth are affected by trends and developments in healthcare spending. The U.S. Health Care Financing Administration estimated that in 1999 total healthcare expenditures in the United States grew by 6.0% to $1.2 trillion. It projected that total healthcare spending in the United States would grow by 7.1% in 2000 and by 6.5% annually from 2001 through 2008. According to these estimates, healthcare expenditures will increase by nearly $1.0 trillion in the next decade and, by 2008, will account for approximately $2.2 trillion, or 16.2% of the United States gross domestic product.

    Demographic considerations also affect long-term growth projections for healthcare spending. According to the U.S. Census Bureau, there are approximately 35 million Americans aged 65 or older in the United States today, who comprise approximately 12.6% of the total United States population. By the year 2030, the number of Americans aged 65 or older is expected to climb to 70.3 million, or 20.0%, of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years or older is also expected to increase from 4.4 million to 8.9 million by the year 2030.

    We believe that rising projected healthcare expenditures and longer life expectancy of the population will place increased pressure on healthcare providers to find innovative, efficient means of delivering healthcare services. Continued spending pressure will encourage efficiency by directing patients toward lower cost settings such as our inpatient units and our outpatient therapy and contract therapy programs. We also believe that as part of this trend the demand for temporary healthcare staffing services will expand as healthcare providers seek to decrease their overall labor costs and satisfy their need for qualified healthcare employees, who are in high demand.

    Temporary Healthcare Staffing.  The temporary healthcare staffing industry provides staffing of physicians, nurses and other allied healthcare professionals such as physical and occupational therapists, speech/language pathologists, respiratory therapists, radiologic technicians, advanced practice professionals, pharmacists, and medical and surgical specialized technicians. The temporary healthcare staffing industry is primarily comprised of the following three services:

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  Travel Staffing.  Travel staffing involves placement of healthcare professionals on a contracted, fixed-term basis on assignments which may run several weeks to a year, but are typically 13 weeks long. The healthcare professional temporarily relocates to the assignment. The staffing company is responsible for providing arrangements for travel, housing, licensure and credentialing.

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  Per Diem Staffing.  Per diem staffing comprises the majority of all temporary healthcare staffing and involves placement of locally-based healthcare professionals on very short-term assignments, often for daily shift work. Per diem staffing often involves very short advance notice of assignments by the client.

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  Placement and Search.  Placement and search relates to position-specific searches for specialized healthcare professionals to fill open positions on a permanent basis. Search firms offer a range of placement and search services on both a retainer and contingency basis.

    Most temporary healthcare staffing companies will specialize in one of the three services above. We currently offer all three services.

    The Staffing Industry Report, an independent staffing industry publication, estimated that revenues in the United States for all temporary staffing services were $76.8 billion in 1999. The temporary healthcare staffing segment accounted for approximately $6.2 billion of revenues in 1999, and was expected to grow by approximately 16% in 2000 and 18% in 2001. We believe that the demand for temporary healthcare staffing services will continue to increase due to various factors including:

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  Changes in the Healthcare Payment System.  As healthcare expenditures in the United States have continued to increase, healthcare providers have experienced increased cost reduction pressures as a result of managed care and the implementation of prospective payment systems and other changes in Medicare reimbursement. The need to control costs has forced many healthcare providers to re-evaluate their staffing policies and seek more efficient labor management techniques, including the use of temporary employees to enhance flexibility and reduce costs by transforming a portion of their labor costs from fixed to variable.

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  Shortages in Available Healthcare Professionals.  Increasing demand for temporary healthcare professionals and shifts in the labor market have resulted in shortages in the availability of qualified nurses and many allied healthcare personnel. A recent study published in The Journal of the American Medical Association estimates that based on current trends approximately 1,754,000 registered nurses will be needed in the United States by 2020, but only 635,000 registered nurses will be available. The same study found that from 1983 to 1998 the average age of working registered nurses increased from 37 to 42 years. Within the next ten years, the average age of registered nurses is forecasted to be 45.4 years, with more than 40% of the registered nurse workforce expected to be 50 years old or older. Further, a recent report by the American Association of Colleges of Nurses indicates that enrollments in undergraduate nursing programs decreased by 4.6% in 1999, and has decreased in each of the past five years. In addition to the shortage of available nurses, changes in healthcare and the trend toward temporary staffing have resulted in shortages of various allied healthcare professionals, including radiologic and other specialized technicians, pharmacists, physician assistants, nurse anesthetists, transcriptionists, reimbursement specialists, patient account representatives and medical clerical personnel.

    Program Management Services.  Hospitals and other healthcare providers have experienced a decrease in the number of inpatient days per admission over the past several years. The growth of managed care and its focus on cost control has encouraged healthcare providers to provide quality care at the lowest cost possible. While generally less aggressive than managed care, Medicare and Medicaid incentives have also driven declines in inpatient days per admission. In many cases, patients are treated initially in the higher cost, acute care hospital setting; after their condition has stabilized, they are either moved to a lower cost facility, such as a skilled nursing unit, or are discharged to their home. Thus, while hospital inpatient admissions have continued to grow, the number of inpatient days per admission has declined. According to the American Hospital Association, the aggregate number of inpatient days declined at an annual rate of 2.4%, from 215.9 million in 1993 to 191.4 million in 1998.

    Many healthcare providers are increasingly seeking to outsource a broad range of services through contracts with product line managers. Outsourcing allows healthcare providers to take advantage of the specialized expertise of contract managers, enabling providers to concentrate on the businesses they know best, such as facility and nurse management. Continued reimbursement pressures under managed care and Medicare have driven healthcare providers to look for additional sources of revenue. As constraints on overhead and operating costs have increased and manpower has been reduced, outsourcing has become more important in order to increase patient volumes and provide services at a lower cost while maintaining high quality standards.

    By outsourcing inpatient services, healthcare providers are able to:

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  Utilize Unused Space. Inpatient services help hospitals utilize empty wings of their facilities, which enables them to recover the cost of capital investment and overhead associated with the space.

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  Increase Volumes. Patients who are discharged from an intensive care unit or medical/ surgical bed and need acute rehabilitation or skilled nursing care, and who in the past would have otherwise been referred to other venues for treatment can now remain in the hospital setting. This allows hospitals to capture revenues that would otherwise be realized by another provider. By offering new services, the hospital also attracts new patients.

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  Sign Agreements with Managed Care Organizations. We believe managed care organizations prefer to sign contracts covering both acute rehabilitation and skilled nursing services with one entity rather than several separate, often unrelated entities. Program managers provide patient evaluation systems that collect data on patients in each of their units showing the degree of improvement and the related costs from the time the patient is admitted to the unit through the time of discharge. This is an important feature to managed care organizations in controlling their costs while assuring appropriate outcomes. Program managers may often have the ability to capture and analyze this information from a large number of acute rehabilitation and skilled nursing units to improve clinical care, which an individual hospital could not do on its own without a substantial investment in specialized systems. Becoming part of a managed care network helps the hospital attract physicians, and in turn, attract more patients to the hospital.

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  Increase Cost Control. Because of their extensive experience in inpatient rehabilitation product lines, program managers can offer pricing structures that effectively control a healthcare provider's financial risk related to the service provided. For hospitals using program managers, the result is often lower average cost per discharge than that of self-managed programs. As a result, a hospital is able to increase its revenues without having to increase administrative staff or incur other fixed costs.

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  Obtain Reimbursement Advice. Program managers may employ reimbursement specialists who are available to assist client hospitals in interpreting complicated regulations, a highly valued service in the changing healthcare environment.

    Of the approximately 5,000 general acute care hospitals in the United States, an estimated 900 hospitals operate inpatient acute rehabilitation units, of which we estimate only approximately 150 currently outsource acute rehabilitation program management services. We currently have program management contracts with 108 of those hospitals that outsource acute rehabilitation unit management services.

Overview of Our Business Lines

    Our business is divided into two main business segments: temporary healthcare staffing and program management. Our temporary healthcare staffing business encompasses placement of nurses and other healthcare professionals on either a short-term basis, ranging from one day to several weeks, a temporary basis, generally 13 weeks, or a permanent basis. Our program management business segment consists of management of hospital-based acute rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy services. The table below summarizes the type of services we offer and their benefits to our clients.

Business Line	Description of Service	Benefits to Client
Temporary Healthcare Staffing	Provides nurses and other allied healthcare professionals to hospitals and long-term care facilities for one day to thirteen week assignments or permanently.	Enables the client to manage fixed labor costs, turnover, vacation, maternity and other temporary staffing needs.
Program Management
Inpatient
Acute Rehabilitation Units:	High acuity rehabilitation for conditions such as stroke, hip replacement and head injury.	Utilizes formerly idle space and affords the client the ability to offer specialized clinical rehabilitation services to patients
Skilled Nursing Units:	Lower acuity rehabilitation than acute rehabilitation units for conditions such as stroke, cancer, heart failure, burns and wounds.	who might otherwise be discharged to a setting outside the client's facility.
Outpatient Programs	Outpatient therapy programs for hospitals on the client's campus.	Helps bring patients into the client's facility and helps the client compete with freestanding clinics.
Contract Therapy	Therapy services in nursing homes and other long-term care facilities on a contract basis.	Affords the client the ability to fulfill the recurring need for therapists on a full-time or part-time basis, especially for clients whose operations do not warrant a full-time therapist.

    We offer our portfolio of healthcare staffing and program management services to a highly diversified customer base. We serve healthcare staffing clients in all 50 states and our program management business currently manages units and programs in 39 states. The following table summarizes by geographic region the locations of our healthcare staffing branches and program management clients as of December 31, 2000:

		Program Management
Geographic Region	Healthcare Staffing Offices	Acute Rehabili- tation/ Skilled Nursing Units	Outpatient Therapy Programs	Contract Therapy Programs
Northeast Region	10	13/4	8	2
(CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VT, WV)
Southeast Region	27	13/8	25	24
(AL, FL, GA, KY, MS, NC, SC, TN, VA)
Midwest Region	28	31/6	7	128
(IA, IL, IN, KS, MI, MN, MO, NE, ND, OH, SD, WI)
Southwest Region	16	37/7	20	30
(AR, AZ, LA, NM, OK, TX)
Far West Region	19	14/2	6	11
(AK, CA, CO, HI, ID, MT, NV, OR, UT, WA, WY)

Total	100	108/27	66	195

  Temporary Healthcare Staffing Services

    Our StarMed Staffing Group meets a critical need of supplying nurses, nurse assistants, and other medical staff to hospitals and nursing homes in communities across the United States, helping healthcare facilities operate to the optimal level of staffing for their ever-changing patient population. Additionally, we assist healthcare facilities in alleviating pressures of the nationwide nursing shortage, as demand for nurse staffing far exceeds supply. We introduced temporary healthcare staffing to our portfolio of services in 1996. Initially focusing on recruiting traveling physical and occupational therapists and speech and language pathologists for hospitals and long-term care facilities, we added traveling and per diem nurses in 1998 and other allied healthcare personnel in 1999.

    Per Diem Staffing Operations.  Our per diem staffing operations provide nurses, nurse assistants and other allied healthcare staff to hospitals, nursing homes and other healthcare facilities on short-term assignments, typically ranging from one day to several weeks. As of December 31, 2000, we operated 100 per diem staffing offices throughout the United States. A typical staffing office consists of approximately 1,000 square feet of leased space. A branch manager and a recruiter are initially hired to manage the office. As the office matures, measured by number of weeks worked by the personnel the office has placed, new recruiters, marketers and clerical staff are added to support growth. We believe that the benefits program we provide for our temporary staff differentiates us from many other companies in the industry, and is one of the primary reasons for the growth rates we experience in our staffing offices. These benefits include direct deposit, next-day pay, 401(k) plan, flexible assignments, vacation pay, continuing education reimbursements, health insurance, sign-on bonuses, referral bonuses, and a uniform program. We believe another significant factor in our growth has been the quality of our personnel. Our per diem staffing is a local business, and we believe the relationships that our branch managers and our placement and recruiting professionals have with our clients have been a significant contributor to the continued success of our per diem staffing operations.

    Our per diem staffing growth strategy is:

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  increasing the number of offices in key geographic locations;

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  expanding the services our offices provide by furnishing both nurse staffing and other allied medical staffing at each location; and

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  continuing to evaluate acquisition opportunities and executing acquisitions where and when appropriate.

    Travel Staffing.  Our travel staffing operations place nursing, radiology and allied healthcare professionals on eight to twenty-six week assignments throughout the United States. We employ a staff in a central office of placement, recruiting, housing, and benefits specialists to support each traveler. The traveler is assigned a specialist who will assist the traveler through every step of the assignment. Our staff is available 24 hours a day, 7 days a week to help with any issue the traveler may have. We believe our placement specialists have one of the industry's largest databases of positions available in a wide variety of specialties in all 50 states. We also believe the benefits we offer play a critical role in a traveler's decision to choose us over our competition. Benefits include bonuses, 401(k), guaranteed pay, assignment cancellation protection, direct deposit, financial success planning, health and dental insurance, housing, travel reimbursement, frequent travel program, licensing assistance, 24-hour support and continuing education.

    We plan to continue to grow our travel staffing business through a combination of controlled internal growth and selective acquisition opportunities.

  Program Management

  Inpatient

    Acute Rehabilitation.  At our inception in 1982, our entire business consisted of management of acute rehabilitation units within general acute care hospitals. Today, our inpatient division is a market leader in operating acute rehabilitation units in acute care hospitals on a contract basis. We manage acute rehabilitation units in 108 hospitals for patients with diagnoses including stroke, orthopedic conditions, arthritis, spinal cord and traumatic brain injuries. Of the approximately 5,000 hospitals in the United States, an estimated 900 operate inpatient acute rehabilitation units, of which we estimate only approximately 150 currently outsource management services. We believe that as the prospective payment system is implemented in the inpatient rehabilitation environment, our acute rehabilitation division will be well positioned for internal growth. Of the 4,100 acute care hospitals that do not currently operate acute rehabilitation units, we estimate that as many as 1,000 meet our general criteria for support of acute rehabilitation units in their markets. Additionally, we believe that there is an opportunity for internal growth to the extent that many of the 750 hospitals currently operating their own acute rehabilitation units reevaluate the efficiency of their operations and consider outsourcing management services to companies such as ours.

    We establish acute rehabilitation units in hospitals that have vacant space and unmet rehabilitation needs in their markets. We also work with hospitals that currently operate acute rehabilitation units to determine the projected level of cost savings we can deliver to them by implementing our scheduling, clinical protocol, and outcome systems. In the case of hospitals that do not operate acute rehabilitation units already, we review their historical and existing hospital population, as well as the demographics of the geographic region, to determine the optimal size of the proposed acute rehabilitation unit and the potential of the new unit under our management to generate additional revenues to cover anticipated expenses. We are generally paid by our clients on the basis of a negotiated fee per patient day pursuant to contracts that are typically for terms of three to five years. These contracts are generally subject to termination or renegotiation in the event the hospital experiences a material change in its reimbursement from government or other providers. An acute rehabilitation unit affords the hospital the ability to offer rehabilitation services to patients, retaining patients who might otherwise be discharged to a setting outside the hospital. A unit typically consists of 20 beds and is staffed with a program director, a physician-medical director, and clinical staff which may include a psychologist, physical and occupational therapists, a speech/language pathologist, a social worker, a nurse manager, a case manager and other appropriate supporting personnel.

    Skilled Nursing Units.  In 1994, the inpatient division added the skilled nursing service line in response to client requests for management services and our strategic decision to broaden our inpatient services. As of December 31, 2000, we managed 27 skilled nursing units. The unit enables patients to remain in a hospital setting where emergency needs can be met quickly as opposed to being sent to a freestanding skilled nursing facility. The unit is located within the acute care hospital and is separately licensed as a skilled nursing unit. We are generally paid by our clients on the basis of a negotiated fee per patient day pursuant to contracts that are typically for terms of three to five years. The hospital benefits by retaining patients who would be discharged to another setting, capturing additional revenue and utilizing idle space. A skilled nursing unit treats patients who require low levels of rehabilitative care, but who have a greater need for nursing care. Patients' diagnoses are typically long-term and medically complex covering approximately 60 clinical conditions, including stroke, post-surgical conditions, pulmonary disease, cancer, congestive heart failure, burns and wounds.

    We intend to achieve continued internal growth of our inpatient services through cross-selling our services to our existing clients and generating new client relationships.

  Outpatient

    In 1993, we began managing outpatient therapy programs that provide management of therapy services to patients with work-related and sports-related illnesses and injuries, and as of December 31, 2000, we managed a total of 66 hospital-based and satellite outpatient programs. We realized that the same expertise we brought to hospitals in managing their acute rehabilitation units could be modified to add value to a hospital's outpatient therapy program. An outpatient therapy program complements the hospital's occupational medicine initiatives and allows therapy to be continued for patients discharged from inpatient rehabilitation programs. An outpatient therapy program also attracts patients into the hospital and is conducted either on the client hospital's campus or in satellite locations controlled by the hospital. We have recently begun to market our outpatient therapy management services to physician groups. These programs will be located at or in close proximity to the physician group's offices.

    We believe our management of outpatient therapy programs delivers increased productivity through our scheduling, protocol, and outcome systems, as well as through productivity training for existing staff. We also provide our clients with expertise in compliance and quality assurance. The typical outpatient therapy program we manage provides services for 50 patient visits per day. The program is staffed with a program manager, four to six therapists and two to four administrative and clerical staff. We are paid by our clients on the basis of a negotiated fee per unit of service.

    As outpatient therapy programs remain underdeveloped at most hospitals, we intend to continue to grow this line of business by signing contracts with new clients and cross-selling our outpatient therapy programs to existing inpatient clients. We also intend to expand the business line into different venues, such as physician offices. In addition, we will actively consider strategic acquisitions to accelerate the growth of this division.

  Contract Therapy

    In 1997, we added contract therapy management to our service offerings. Our contract therapy division manages therapy services for nursing homes and long-term care facilities. This program affords the client the opportunity to fulfill its recurring need for therapists on a full-time or part-time basis without the need to hire and retain full-time staff. As of December 31, 2000, we managed 195 contract therapy programs.

    Our typical contract therapy client has 100 beds, a portion of which are licensed as skilled nursing beds. We manage therapy services, including physical and occupational therapy and speech/language pathology for the skilled nursing beds. Our broad base of staffing strategies, full-time, part-time, and on-call, can be adjusted at each location according to the facility's and its patients' needs. We are generally paid by our clients on the basis of a negotiated per diem rate. Our contract therapy program is led by a full-time program coordinator who is also a therapist and two to four full-time professionals trained in physical and occupational therapy or speech/language pathology.

    We believe the introduction of a prospective payment system for skilled nursing facilities and units in 1998 has created demand for our management systems and expertise, particularly with regard to controlling costs. As a result, we will focus our growth strategy in this division on signing new contracts.

Our Competitive Strengths

    We believe our competitive strengths are:

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  Diversified Business Model.  Our business is broadly diversified by product lines, geographic locations and customers. We serve healthcare staffing clients in all 50 states and currently manage inpatient units and contract therapy programs in 39 states. As a result of our broad national reach and diversified customer base, no single client accounts for more than 2% of our revenues. In addition, we are not directly reimbursed by any government or other third-party payor source for a substantial part of our revenues. While much of our inpatient and contract therapy revenues are ultimately derived from Medicare-reimbursed services, substantially all of our contracts are with healthcare providers who are directly responsible for paying our fees.

  •
  Market Trends Toward Outsourcing.  As the healthcare industry has moved toward managed care and become increasingly regulated, healthcare providers have been forced to become more innovative and efficient in providing their services. Healthcare providers are increasingly seeking to improve their efficiency and adapt to changes in the healthcare industry by outsourcing a broad range of services, including the healthcare staffing and program management services we offer. We have capitalized on this change by providing an outsourcing solution to hospitals and other healthcare providers. Outsourcing healthcare staffing allows healthcare providers to increase their flexibility in managing core staffing levels, which in turn lowers labor costs. Outsourcing also enhances a healthcare provider's access to nurses and other qualified allied healthcare professionals who are in increasingly limited supply. A recent study published in The Journal of the American Medical Association estimates that approximately 1,754,000 registered nurses will be needed in the United States by 2020, but only 635,000 will be available. Outsourcing various program management functions such as inpatient acute rehabilitation and skilled nursing units, outpatient therapy programs and contract therapy services allows healthcare providers to benefit from the specialized expertise of contract managers, obtain additional sources of revenue, increase patient volumes and provide services at a lower cost while maintaining high quality standards.

  •
  Positive Demographics.  Population growth, inflation, technological advancements and aging of the population have increased healthcare expenditures. We believe these trends are likely to continue, increasing demand for the healthcare services we provide. The U.S. Census Bureau estimates that there are approximately 35 million Americans aged 65 or older in the United

    States, representing 12.6% of the total population and that this group will grow over 16% between 1997 and 2010, significantly outpacing the estimated 12% average growth of the population as a whole. We believe these trends will require healthcare providers to seek more innovative, sophisticated means of delivering healthcare services.

  •
  Focused Acquisition Program.  We have successfully utilized acquisitions to capitalize on emerging opportunities in the healthcare industry and to enhance our existing business lines. During the past four years we have successfully completed and integrated 10 acquisitions to complement our existing businesses or to expand into new businesses. When the enactment of the prospective payment system in the Balanced Budget Act of 1997 resulted in reduction in the market demand for our traveling physical and occupational therapists and speech/language pathologists, we identified the emerging growth opportunities in the nurse staffing industry. In August 1998, we completed the acquisition of StarMed Staffing, Inc., a provider of traveling and per diem nurses. Within the last two years, we also completed acquisitions that extended our staffing business into allied healthcare personnel and increased the geographic scope of our outpatient therapy business. We have focused on acquisitions that we believed were immediately accretive to our earnings and that could be integrated into our operations over a short-term period.

  •
  History of Strong Financial Condition and Growth in Earnings Per Share.  We have a strong financial condition and consistent growth in earnings per share. We have maintained moderate leverage. As of

  December 31, 2000, the ratio of our total long-term debt to the last twelve months of earnings before interest, taxes, depreciation and amortization was 1.34 to 1. In addition, we have grown our fully diluted earnings per share at a compounded rate of 25% per year over the past nine years, from $.20 in fiscal year 1992 to $1.45 in fiscal year 2000.

Government Regulation

    Overview.  The healthcare industry is required to comply with many laws and government regulations at both the federal and state levels. Laws and regulations in the healthcare industry are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. Moreover, our business is impacted not only by those laws and regulations which are directly applicable to us, but also by certain laws and regulations which are applicable to our hospital, skilled nursing facility, and other clients. If we fail to comply with the laws and regulations directly applicable to our business, we could suffer civil and/or criminal penalties and we could be excluded from contracting with providers participating in Medicare, Medicaid and other federal and state healthcare programs. If our hospital, skilled nursing facility, or other clients fail to comply with the laws and regulations applicable to their businesses, they could suffer civil and/or criminal penalties and/or be excluded from participating in Medicare, Medicaid and other federal and state healthcare programs, which could, indirectly, have an adverse impact on our business.

    Facility Licensure, Medicare Certification, and Certificate of Need.  Our clients are required to comply with state facility licensure, federal Medicare certification, and certificate of need laws that are not generally applicable to us.

    Generally, facility licensure and Medicare certification follow specific standards and requirements. Compliance is monitored by various mechanisms, including periodic written reports and on-site inspections by representatives of relevant government agencies. Loss of licensure or Medicare certification by a healthcare facility with which we have a contract would likely result in termination of that contract.

    A few states require that health facilities obtain state permission prior to entering into contracts for the management of their services. Some states also require that health facilities obtain state permission in the form of a certificate of need prior to constructing or modifying their space, purchasing high-cost medical equipment, or adding new healthcare services. If a certificate of need is required, the process may take up to 12 months or more, depending on the state involved. The certificate of need application may be denied if contested by a competitor or if the new facilities or services are deemed unnecessary by the state reviewing agency. A certificate of need is usually issued for a specified maximum expenditure and requires implementation of the proposed improvement or new service within a specified period of time.

    Professional Licensure and Corporate Practice.  Many of the nurses, therapists and other healthcare professionals employed by us are required to be individually licensed or certified under applicable state law. We take steps to ensure that our employees possess all necessary licenses and certifications, and we believe that our employees, including nurses and therapists, comply with all applicable state laws.

    In some states, business corporations such as our company are restricted from practicing therapy through the direct employment of therapists. In those states, in order to comply with the restrictions imposed, we either contract to obtain therapy services from an entity permitted to employ therapists, or we manage the physical therapy practice owned by licensed therapists through which the therapy services are provided.

    Business Licenses.  A number of states require state licensure for businesses that, for a fee, employ and assign personnel, including healthcare personnel, to provide services on-site at hospitals and other healthcare facilities to support or supplement the hospitals' or healthcare facilities' work force. A number of states also require state licensure for businesses that operate placement services for individuals attempting to secure employment. Failure to obtain the necessary licenses can result in injunctions against operating, cease and desist orders, and/or fines. We endeavor to maintain in effect all required state licenses.

    Reimbursement.  Federal and state laws establishing payment methodologies and mechanisms for healthcare services covered by Medicare, Medicaid, and other government healthcare programs, while applicable to our clients and not generally applicable to us, still have an indirect impact on our business.

    Prior to 1983, Medicare provided reimbursement for the reasonable direct and indirect costs of services furnished by hospitals to Medicare patients. As a result of the Social Security Amendments Act of 1983, Congress adopted a prospective payment system as a means to control costs of most Medicare inpatient hospital services. Under this system, the Secretary of the U.S. Department of Health and Human Services established fixed payment amounts per inpatient discharge based on patient care classifications known as diagnosis-related groups. In general, a hospital's payment for inpatient care provided to a Medicare patient is limited based on the diagnosis-related group to which the patient is assigned, regardless of the amount of services provided to the patient or the length of the patient's hospital stay. Under the diagnosis-related group system, a hospital may keep the difference between its diagnosis-related group payment and its operating costs incurred in furnishing inpatient services, but is at risk for any operating costs that exceed the applicable diagnosis-related group payment rate. As a result, hospitals have an incentive to discharge Medicare patients as soon as it is clinically appropriate.

    Until recently, acute rehabilitation units, skilled nursing units, and hospital-based outpatient therapy programs were generally exempt from the above-described prospective payment system and were paid instead on the basis of their direct and indirect costs under a "cost-based" reimbursement system. As discussed below, this situation is expected to change for acute rehabilitation units. It has already changed for skilled nursing units and hospital-based outpatient therapy programs.

    Beginning in April 2001, the Medicare program will phase in a prospective payment system for acute rehabilitation facilities. The specifics of this prospective payment system were first published by the Health Care Financing Administration on November 3, 2000 as a proposed rule. The proposed rule appears to establish a system for reimbursement of acute rehabilitation units similar to the diagnosis-related group system. Under the proposal, an acute rehabilitation unit will be paid under the diagnosis-related group system until it qualifies for exemption from this system. To qualify for exemption, the unit must comply with a number of operational and patient care criteria. This process typically takes one year after unit opening. Upon qualification for the exemption, the hospital will begin receiving per discharge payments for services provided to Medicare patients in the acute rehabilitation unit based on patient care classifications to be called case mix groups. Similar to the diagnosis-related group system, each patient's condition will be assessed at an appropriate time, then the patient will be assigned to the case mix group appropriate for his or her condition. Also similar to the diagnosis-related group system, a hospital may keep the difference between its case mix group payment and its operating costs incurred in furnishing patient services, but is at risk for operating costs that exceed the applicable case mix group payment. It is currently anticipated that there will be ninety-seven different case mix groups.

    The Balanced Budget Act of 1997 mandated that the federal budget for the new case mix group system for acute rehabilitation units be two percent less than the projected budget under the current system. While we are still analyzing the potential impact of the case mix group system rules, we believe that this new prospective payment system for acute rehabilitation units will favor low-cost, efficient providers, and that our strategy of managing programs on the premises of our hospital clients positions us well for the changing reimbursement environment. However, in the event that a client hospital experiences a material reduction in reimbursement under the new system, in most cases, the client hospital will have the right to renegotiate its contract with us, including the financial terms.

    The Balanced Budget Act of 1997 also mandated the phase-in of a prospective payment system based on resource utilization group classifications for skilled nursing facilities and units. This was targeted to reduce government spending on skilled nursing services by 18%. Substantially all of the skilled nursing units to which we provide management services are now fully phased in under the resource utilization group system for skilled nursing facilities.

    Medicare reimbursement for outpatient rehabilitation services was also affected by the Balanced Budget Act of 1997. Since 1999, reimbursement for such services is no longer based on a provider's costs; instead, all reimbursement for covered outpatient rehabilitation services is currently based on the lesser of the provider's actual charge for such services or the applicable Medicare physician fee schedule amount established by the Health Care Financing Administration. This reimbursement system applies regardless of whether the therapy services are furnished in a hospital outpatient department, a physician's office, or the office of a therapist in private practice. Under current law, however, an outpatient therapy program that is not designated as being provider-based is subject to annual limits on payment for therapy services. These limits have been suspended through 2001, but may be renewed thereafter. See discussion under "Business — Government Regulation — Provider-Based Rules."

    Fraud and Abuse.  Various federal laws prohibit the knowing and willful submission of false or fraudulent claims, including claims to obtain payment under Medicare, Medicaid, and other government healthcare programs. The federal anti-kickback statute also prohibits individuals and entities from knowingly and willfully paying, offering, receiving, or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for, or recommend services or goods covered by Medicare, Medicaid, or other government healthcare programs. The anti-kickback statute is extremely broad and potentially covers many standard business arrangements. Violations can lead to significant criminal and civil penalties, including fines of up to $25,000 per violation, civil monetary penalties of up to $50,000 per violation, assessments of up to three times the amount of the prohibited remuneration, imprisonment, and/or exclusion from participation in Medicare, Medicaid, and other government healthcare programs. The Office of the Inspector General of the U.S. Department of Health and Human Services has published regulations which identify a limited number of specific business practices which fall within safe harbors guaranteed not to violate the anti-kickback statute. While many of our business relationships fall outside of the published safe harbors, conformity with the safe harbors is not mandatory and failure to meet all of the requirements of an applicable safe harbor does not by itself make conduct illegal.

    A number of states have in place statutes and regulations which prohibit the same general types of conduct as that prohibited by the federal laws described above. Some states' antifraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other states' antifraud and anti-kickback laws apply to all healthcare goods and services, regardless of whether the source of payment is governmental or private.

    In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, federal law allows individuals to bring lawsuits on behalf of the government in what are known as qui tam or "whistleblower" actions, alleging false or fraudulent Medicare or Medicaid claims and certain other violations of federal law. The use of these private enforcement actions against healthcare providers and their business partners has increased dramatically in the recent past, in part because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment.

    We endeavor to conduct our operations in compliance with the applicable fraud and abuse statutes and to stay informed as to evolving regulatory and judicial interpretations of these broad and complex laws. Should we identify any of our practices as being contrary to these laws, we will take appropriate action to address the matter, including, when appropriate, making disclosure to the proper authorities.

    Anti-Referral Laws.  The federal Stark law generally provides that, if a physician or a member of a physician's immediate family has a financial relationship with a healthcare entity, the physician may not make referrals to that entity for the furnishing of designated health services covered under Medicare, Medicaid, or other government healthcare programs, unless one of several specific exceptions applies. For purposes of the Stark law, a financial relationship with a healthcare entity includes an ownership or investment interest in that entity or a compensation relationship with that entity. Designated health services include physical and occupational therapy services, durable medical equipment, home health services, and inpatient and outpatient hospital services. The Stark law has limited impact on our current operations; however, as we expand our outpatient division's business into new venues, such as physician offices, our physician clients will have to consider the impact of the Stark law on their practice. On January 4, 2001, the Health Care Financing Administration published the first phase of a set of final regulations interpreting the Stark law. The effective date of these regulations will be January 4, 2002.

    The federal government will make no payment for designated health services provided in violation of the Stark law. In addition, sanctions for violating the Stark law include civil monetary penalties of up to $15,000 per prohibited service provided and exclusion from any federal, state, or other government healthcare programs. There are no criminal penalties for violation of the Stark law.

    A number of states have in place statutes and regulations which prohibit the same general types of conduct as that prohibited by the federal Stark law described above. Some states' Stark laws apply only to goods and services covered by Medicaid. Other states' Stark laws apply to certain designated healthcare goods and services, regardless of whether the source of payment is government or private.

    Provider-Based Rules.  The Health Care Financing Administration recently promulgated new rules regarding the provider-based status of certain facilities and organizations furnishing healthcare services to Medicare beneficiaries. Designation as a provider-based facility or organization can, in some cases, result in greater reimbursement from the Medicare program than would otherwise be the case; under the new rules, such a designation also mandates compliance with a specific set of billing and patient notification requirements and emergency medical treatment regulations. Until October 1, 2002, any program, facility or organization treated as having provider-based status on October 1, 2000, will retain this designation. All new programs, facilities, and organizations established after October 1, 2000 desiring provider-based status must obtain an affirmative determination of provider-based status in order to properly receive reimbursement for services provided to Medicare beneficiaries; as of October 1, 2002, programs, facilities and organizations that were in existence on October 1, 2000 will also need to comply with this requirement. The new provider-based rules stipulate that, when a hospital program is subject to a management agreement, one requirement for eligibility as a provider-based program is that non-management staff working in the program be employed by the hospital rather than the management company.

    The Health Care Financing Administration has stated in published guidance that it will not make determinations of provider-based status with respect to skilled nursing facilities since, given the reimbursement system for skilled nursing facilities, their status (as provider-based or not provider-based) does not affect Medicare payment levels or beneficiary liability. The Health Care Financing Administration has also indicated that, at least through December 31, 2001, it will not make determinations of provider-based status with respect to outpatient therapy programs. At the current time, it is not clear how the new provider-based rules will apply to acute rehabilitation units, such as those managed by our company. Published guidance provided by the Health Care Financing Administration has not excluded acute rehabilitation units from the requirement that a program receive a determination as provider-based. If new acute rehabilitation units managed by us are required to qualify as provider-based, we may be required by our clients to change our business model with respect to our employment of the personnel who staff these programs. In addition, if existing acute rehabilitation units managed by us are required to qualify as provider-based as of October 1, 2002, we may be required by our clients to renegotiate their contracts with us to change our then existing relationships with the personnel who staff these programs. Similar changes in our business model may be required with respect to new outpatient programs for periods after December 31, 2001. Similar rights of renegotiation may be triggered with respect to existing outpatient programs for periods after October 1, 2002. Any renegotiation of a contract could also change the financial terms of the contract.

    Health Information Practices.  Subtitle F of the Health Insurance Portability and Accountability Act of 1996 was enacted to improve the efficiency and effectiveness of the healthcare system through the establishment of standards and requirements for the electronic transmission of certain health information. To achieve that end, the act requires the Secretary of the U.S. Department of Health and Human Services to promulgate a set of interlocking regulations establishing standards and protections for health information systems, including standards for the following:

  •
  the development of electronic transactions and code sets to be used in those transactions;

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  the development of unique health identifiers for individuals, employers, health plans, and healthcare providers;

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  the security of individual health information;

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  the transmission and authentication of electronic signatures; and

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  the privacy of individually identifiable health information.

    Final rules setting forth standards for electronic transactions and code sets were published on August 17, 2000 and for the privacy of individually identifiable health information on

December 28, 2000, both of which apply to health plans, healthcare clearinghouses and healthcare providers who transmit any health information in electronic form in connection with certain administrative and billing transactions. Compliance with the final rules will not be required until at least the fourth quarter of 2002. Proposed rules that include standards for unique health identifiers for employers and healthcare providers, as well as standards related to the security of individual health information and the use of electronic signatures have been published.

    We are currently evaluating the effect of the proposed and final rules published to date and have developed a task force to address the standards set forth in these rules and their effect on our business. Given the fact that not all of the standards have been issued in final form, we cannot estimate at this time the cost of compliance.

    Corporate Compliance Program.  In recognition of the importance of achieving and maintaining regulatory compliance, we have established a corporate compliance program which establishes general standards of conduct and procedures that promote compliance with business ethics, regulations, law and accreditation standards. We have established compliance standards and procedures to be followed by our employees that are reasonably capable of reducing the prospect of criminal conduct, and have designed systems for the reporting and auditing of potentially criminal acts. A key element of our compliance program is ongoing communication and training of employees so that it becomes a part of day-to-day business operations. A compliance committee consisting of representatives of both our senior management and our board of directors has been established to oversee implementation and ongoing operations of our compliance program, to enforce our compliance program through appropriate disciplinary mechanisms and to ensure that all reasonable steps are taken to respond to an offense and to prevent further similar offenses. We are not aware of the existence of any current activities on the part of any of our employees that would not be materially in compliance with our compliance program.

Employees

    As of December 31, 2000, we had approximately 5,000 employees and approximately 9,000 additional travel and per diem staff employed by our staffing division. The physicians who are the medical directors of our acute rehabilitation units are independent contractors and not our employees. Nurses and therapists in our temporary healthcare staffing business may be on our or the client's payroll. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

    We are subject to various claims and legal actions in the ordinary course of business. These matters include, without limitation, professional liability, employee-related matters and inquiries and investigations by governmental agencies relating to Medicare or Medicaid reimbursement and other issues. We are not aware of any pending or threatened litigation which we believe would have a material adverse impact on us. In addition, our clients may become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by us. From time to time and depending on the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our clients relating to these matters. We have received one notice from a client reserving its rights to indemnification, if any, in connection with potential liability which may result from a pending governmental investigation. At this time, we have not been advised of the amounts, if any, that the government may seek in this matter nor have we been provided with the specific facts that would support the client's reservation of rights to indemnification or the dollar amount of indemnification claimed.

MANAGEMENT

    The following table sets forth information with respect to our directors and executive officers. There is no family relationship between any of the following individuals.

Name	Age	Position
H. Edwin Trusheim	73	Chairman of the Board of Directors
Alan C. Henderson	55	President, Chief Executive Officer and Director
Maurice Arbelaez	44	President, Staffing
Gregory F. Bellomy	44	President, Contract Therapy
Tom E. Davis	51	President, Inpatient
Gregory J. Eisenhauer	42	Senior Vice President, Chief Financial Officer and Secretary
Alfred J. Howard	48	President, Outpatient
Hickley M. Waguespack	57	Executive Vice President, Customer Service and Retention
William G. Anderson	68	Director
Colleen Conway-Welch, Ph.D., R.N.	56	Director
Richard E. Ragsdale	57	Director
John H. Short, Ph.D.	56	Director
Theodore M. Wight	57	Director

    The following paragraphs contain biographical information about our directors and executive officers.

    H. Edwin Trusheim has been the Chairman of the board of directors of our company since 1998 and has served as a director since 1992. Mr. Trusheim served as Chairman of the board of directors and Chief Executive Officer of General American Life Insurance Company prior to his retirement. Mr. Trusheim also serves as a director of Angelica Corporation and Reinsurance Group of America, Incorporated.

    Alan C. Henderson has been President and Chief Executive Officer and a director of our company since 1998. Prior to becoming President and Chief Executive Officer, Mr. Henderson was Executive Vice President, Chief Financial Officer and Secretary of our company from 1991 through May 1998. Mr. Henderson also serves as a director of General American Capital Corp.

    Maurice Arbelaez has been President of our staffing division since April 1999 and was Senior Vice President, Operations from August 1994 to April 1999.

    Gregory F. Bellomy has been President of our contract therapy division since September 1998. Prior to joining our company, Mr. Bellomy served in various capacities, including Division President, Division Vice President and Area General Manager at TheraTx Incorporated from 1992 to 1997, at which time TheraTx Incorporated was acquired by Vencor Incorporated. Mr. Bellomy was National Director of Vencare Ancillary Services for Vencor Incorporated until he joined our company.

    Tom E. Davis has been President of our inpatient division since January 1998. Mr. Davis joined our company in January 1997 as Senior Vice President, Operations. Prior to joining our company, Mr. Davis was Group Vice President for Quorum Health Resources, LLC from January 1990 to January 1997.

    Gregory J. Eisenhauer has been Senior Vice President, Chief Financial Officer and Secretary of our company since September 2000. Mr. Eisenhauer joined our company in 1993 and has served in various management positions with our company, including Vice President, Finance; Vice President, Outpatient Operations; Senior Vice President, Acquisitions; and Senior Vice President, Finance.

    Alfred J. Howard has been President of our outpatient division since August 1996. Prior to joining our company, he served as President of the Eastern Operations for Pacific Rehabilitation and Sports Medicine from October 1993 to August 1996.

    Hickley M. Waguespack has been Executive Vice President, Customer Service and Retention of our company since January 1998. Prior to his current position with our company, Mr. Waguespack served as Chief Operating Officer of our company from March 1995 through December 1997 and as Senior Vice President, Operations of our company from June 1991 until February 1995.

    William G. Anderson has been a director of our company since 1991. Mr. Anderson served as Vice Chairman of Ernst & Young prior to his retirement.

    Colleen Conway-Welch, Ph.D., R.N. was elected as a director of our company in September 2000. Ms. Conway-Welch serves as the dean and a professor at Vanderbilt University's School of Nursing, where she has been employed since 1984. Ms. Conway-Welch also serves as a director of Quorum Health Group, Inc. and Pinnacle Bank in Nashville, Tennessee.

    Richard E. Ragsdale has been a director of our company since 1993. Mr. Ragsdale also serves as a director of ProMedCo Management Company, American Endoscopy Services, Inc., Kaleidospace, LLC, HealthMont, Inc. and Hospital Authority of Metro Government, Nashville, Tennessee.

    John H. Short, Ph.D. has been a director of our company since 1991. Mr. Short also serves as Managing Partner of Phase 2 Consulting.

    Theodore M. Wight has been a director of our company since 1991. Mr. Wight also serves as a General Partner of the General Partners of Walden Investors and Pacific Northwest Partners SBIC, L.P. and as a director of Interlinq Software Corp. and various privately-held companies.

PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common stock as of February 28, 2001 and as adjusted to reflect the sale by our company and the selling stockholders of the shares of common stock pursuant to the offering:

  •
  each person who is known to us to be the beneficial holder of more than 5% of our common stock;

  •
  each of our stockholders selling shares in the offering;

  •
  each of our executive officers;

  •
  each of our directors; and

  •
  all executive officers and directors as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable pursuant to options which may be exercised within 60 days after February 28, 2001 are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

    Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned by them, except to the extent such power may be shared with a spouse. For purposes of calculating the percentage beneficially owned by an individual, the number of shares deemed outstanding includes:

  •
  15,199,034 shares of common stock outstanding as of February 28, 2001; and

  •
  16,679,034 shares of common stock outstanding on an "as adjusted" basis after the offering, assuming the over-allotment options are not exercised and the selling stockholders exercise their stock options as expected.

  •
  the shares of common stock issuable pursuant to options held by that person which may be exercised within 60 days after February 28, 2001.

	Shares Owned Prior to Offering				Shares Owned After Offering
			Number of Shares to be Offered
Name of Beneficial Owner	Number(1)	Percent			Number	Percent
Bear Stearns Asset Management Inc.(2)	1,430,000	9.4	—		1,430,000	8.6
FMR Corp.(3)	1,371,600	9.0	—		1,371,600	8.2
H. Edwin Trusheim	232,200	1.5	30,000		202,200	1.2
Alan C. Henderson(4)	620,902	3.9	90,000	(7)	530,902	3.1
Maurice Arbelaez	34,349	(6)	—		34,349	(6)
Gregory F. Bellomy	43,316	(6)	—		43,316	(6)
Tom E. Davis	60,427	(6)	—		60,427	(6)
Gregory J. Eisenhauer	40,011	(6)	—		40,011	(6)
Alfred J. Howard	9,699	(6)	—		9,699	(6)
Hickley M. Waguespack	115,264	(6)	25,000		90,264	(6)
William G. Anderson	260,700	1.7	20,000		240,700	1.4
Colleen Conway-Welch, Ph.D.	7,600	(6)	—		7,600	(6)
Richard E. Ragsdale(5)	250,508	1.6	75,000		175,508	1.0
John H. Short, Ph.D.	163,200	1.0	—		163,200	1.0
Theodore M. Wight	105,200	(6)	—		105,200	(6)
All directors and executive officers as a group (13 persons)	1,943,376	11.5	240,000		1,703,376	9.4

(1)
Totals include 7,600, 229,200, 526,464, 16,691, 2,500, 60,427, 39,879, 9,699, 74,012, 195,200, 240,200, 160,200, 105,200 and 1,667,272 shares subject to stock options held by Ms. Conway-Welch and Messrs. Trusheim, Henderson, Arbelaez, Bellomy Davis, Eisenhauer, Howard, Waguespack, Anderson, Ragsdale, Short and Wight and all directors and executive officers as a group, respectively, that are either presently exercisable or which are exercisable within 60 days of February 28, 2001.

(2)
The address for Bear Stearns Asset Management, Inc. is 575 Lexington Avenue, New York, New York 10022. The information provided herein is based upon a Schedule 13G, dated February 14, 2001, filed by Bear Stearns Asset Management, Inc., an investment advisor registered under the Investment Advisors Act of 1940. S&P Stars Fund, a separate portfolio of The Bear Stearns Funds, an open-ended investment company registered under the Investment Company Act of 1940, has the right to receive and the power to direct the receipt of dividends from and the proceeds for the sale of greater than 5% of the shares reported as beneficially owned. The Schedule 13G reported sole voting and investment power with respect to all 1,430,000 shares reported as beneficially owned.
(3)
The address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. The information provided herein is based upon an Amendment No. 6 to Schedule 13G, dated February 14, 2001, filed jointly by FMR Corp., the holding company of Fidelity Management & Research Company, an investment advisor registered under the Investment Advisors Act of 1940 ("FMRC"), and Fidelity Low-Priced Stock Fund, an investment company registered under the Investment Company Act of 1940. Each of Edward C. Johnson 3d and Abigail P. Johnson may be deemed to be controlling persons of FMR Corp. By virtue of these relationships, each of FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson reported sole investment power with respect to all 1,371,600 shares reported as beneficially owned. Through control of FMRC, FMR Corp. has sole dispostive power over and sole power to vote or to direct the voting of 157,200 shares of common stock which are held by FMRC.
(4)
Includes (a) 58,600 shares owned by a trust of which Mr. Henderson is the trustee and (b) 900 shares owned by Mr. Henderson's spouse as custodian for Mr. Henderson's children, as to which shares Mr. Henderson has no voting or investment power.
(5)
Includes 10,308 shares held by The Ragsdale Family Foundation, of which Mr. Ragsdale is a director, and as to which shares Mr. Ragsdale has shared voting and investment power.
(6)
Less than one percent.
(7)
Does not include 30,000 shares subject to over-allotment option.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

    We are authorized to issue 20,000,000 shares of common stock and 10,000,000 shares of preferred stock. Our preferred stock is "blank check" preferred stock. This means our restated certificate of incorporation, as amended, authorizes the board of directors to divide our preferred stock into different classes or series and to determine its designations, rights and preferences. The board of directors has designated 100,000 of the authorized shares of preferred stock as Series A junior participating preferred stock. As of February 27, 2001, we had 15,199,034 shares of common stock outstanding and no shares of preferred stock outstanding. The following description of our capital stock is only a summary. We encourage you to review complete copies of our restated certificate of incorporation and by-laws, both as amended, which we have previously filed with the Securities and Exchange Commission.

Common Stock

    Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. These matters are decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote unless a greater vote is required under the Delaware General Corporation Law. Holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and subject to preferences in favor of the holders of preferred stock, if any. Holders of common stock have no preemptive rights, no right to convert their common stock into any other securities and no right to vote cumulatively for the election of directors. There are no redemption or sinking fund provisions with respect to the common stock. The outstanding shares of common stock are fully paid and nonassessable. Ownership of common stock currently includes ownership of preferred stock purchase rights, which trade with the common stock.

Preferred Stock Purchase Rights

    General.  Except as set forth below, each preferred stock purchase right, when exercisable, entitles the registered holder to purchase one one-thirty-third of a share of Series A preferred stock at a purchase price of $17.50 per one thirty-third of a share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between our company and Firstar Bank, N.A., Corporate Trust Services, the rights agent, which we have previously filed with the Securities and Exchange Commission.

    The rights are currently attached to the outstanding shares of common stock. No separate rights certificates will be distributed nor will the rights be exercisable until the earlier to occur of:

  •
  Ten days before:

  •
  a public announcement that, without the prior written approval of a majority of our board of directors, a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of our common stock; or

  •
  the date on which we first have notice or otherwise determine that a person or any affiliated or associated group has acquired or obtained the right to acquire that amount of common stock; or

  •
  Ten days following the commencement or first public announcement of an intention to commence a tender offer or exchange offer for 15% or more of the outstanding shares of our common stock, if the intention to commence remains in effect for five business days after the commencement or announcement, without the prior written approval of a majority of the board of our directors.

    The rights will expire on October 1, 2002, unless earlier redeemed or exchanged by us, as described below.

    Certificates.  Until a right is exercised or exchanged, the holder of the right will have no rights as a stockholder of our company, including, without limitation, rights to vote, to receive dividends or distributions, to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued upon transfer, new issuances or issuances from our treasury will contain a notation incorporating the rights agreement by reference. Until the distribution date, or earlier redemption or expiration of the rights, the rights may only be transferred with common stock, and surrender for transfer of any common stock certificates will also constitute the transfer of the rights associated with the common stock represented by the certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of common stock as of the close of business on the distribution date, and the separate certificates alone will then evidence the rights.

    Anti-Dilution Provisions.  The purchase price payable and the number of shares of Series A preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution in each of the following instances:

  •
  in the event of a declaration of a stock dividend on, or a subdivision, combination or an issuance of shares of common stock or reclassification of the Series A preferred stock;

  •
  upon the determination of a record date for the distribution to holders of Series A preferred stock of rights or warrants to subscribe for shares of Series A preferred stock or securities convertible into Series A preferred stock at less than the then current market price of the Series A preferred stock; or

  •
  upon the determination of a record date for the distribution to holders of Series A preferred stock of evidences of indebtedness, cash or assets, excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Series A preferred stock, or of convertible securities, subscription rights or warrants, other than those referred to above. With some exceptions, no adjustments in the purchase price or the number of shares covered by each right will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

    Merger Rights.  In the event that, following the distribution date, one of the following events occurs:

  •
  we consolidate with or merge into the acquiring corporation or entity;

  •
  we and another person consolidate with or merge into an acquiring corporation or entity in which all or part of our common stock is exchanged for securities of the acquiring corporation or entity, cash or other property; or

  •
  we sell or otherwise transfer, in one or more transactions, 50% or more of our assets or earning power,

each holder of a right, other than the acquiring corporation or entity or any affiliate or associate of the acquiring corporation or entity will be entitled, upon the exercise of the right and payment of the purchase price, to receive that number of shares of common stock of the acquiring corporation or entity, or one of its affiliates in some cases, which at the time of the transaction has a then-current market value of two times the purchase price.

    Subscription Rights.  In the event that any person becomes an acquiring person, each holder of a right, other than the acquiring person or any affiliate or associate of the acquiring person, will be entitled, upon exercise of the right and payment of the purchase price, to receive that number of shares or fractional shares of our common stock having a then-current market value of two times the purchase price of the right, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares.

    Exchange.  At any time after a person becomes an acquiring person but before any person becomes the beneficial owner of 50% or more of the outstanding shares of our common stock, we may exchange all or a portion of the rights for our common stock at an exchange ratio of one share of common stock for each right owned. Alternatively, we may elect to exchange Series A preferred stock at an exchange ratio of one thirty-third of a share of Series A preferred stock for each right owned.

    Rights Held By Acquiring Person.  Any rights that are beneficially owned by an acquiring person or an affiliate or an associate of an acquiring person will become null and void upon the occurrence of any of the events giving rise to the exercisability of the rights. Rights that are beneficially owned by an acquiring person or its affiliates or associates will also be null and void in an exchange.

    Fractional Shares.  No fractional shares of our common stock or other securities issuable upon exercise of the rights, other than Series A preferred stock, will be issued upon the exercise of a right or upon an exchange. In lieu of fractional shares, an adjustment in cash will be made based on the market price of our common stock on the last trading date prior to the date of exercise or exchange of that right.

    Redemption.  At any time prior to a person becoming an acquiring person, a majority of our board of directors may redeem all of the rights at a redemption price of $.0033 per right. We will announce any redemption, and the holders of rights will be entitled only to the redemption price after this announcement.

    Description of the Series A Preferred Stock.  The Series A preferred stock purchasable upon exercise of the rights or issuable upon an exchange is nonredeemable and junior to any other series of preferred stock that we may issue, unless otherwise provided in the terms of the other series of stock. Each share of Series A preferred stock has a preferential dividend in an amount equal to the greater of $1.00 per share or 100 times any dividend declared on each share of our common stock. In the event of liquidation, the holders of Series A preferred stock receive a preferred liquidation payment per share equal to the greater of $100.00 or 100 times the payment made per each share of our common stock. Each one thirty-third of a share of Series A preferred stock will have one vote on all matters submitted to the vote of stockholders and will vote together as one class with the holders of shares of common stock and the holders of any other capital stock having general voting rights. In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged for stock or securities of another person, cash or property, each share of Series A preferred stock is entitled to receive 100 times the amount and type of consideration received per share of common stock. The rights of the Series A preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Series A preferred stock in integral multiples of one thirty-third of a share of Series A preferred stock are issuable; however, we may distribute depositary receipts in lieu of such fractional shares.

    Anti-Takeover Effects.  The rights may impede a change in control of our company without the prior consent of our board of directors. The rights may cause substantial dilution to a person who attempts to acquire our company without conditioning the offer on redemption of the rights by our board of directors or on the acquisition by the person of a substantial number of rights. The rights should not interfere with any merger, consolidation or other business combination approved by our board of directors since the rights may be redeemed by our board.

Special Provisions of Delaware Law

    Our company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder," defined in general as a person owning 15% or more of a corporation's outstanding voting stock, from engaging in a "business combination," as defined in Section 203, with a Delaware corporation for three years following the date the person became an interested stockholder unless:

  •
  before the person became an interested stockholder, the board of directors of the corporation approves the transaction in which the interested stockholder becomes an interested stockholder or approves the business combination;

  •
  upon consummation of the transaction that results in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or following the transaction in which the person becomes an interested stockholder, the board of directors approves the business combination and the stockholders also approve by at least a two-thirds vote of the outstanding voting stock of the corporation not owned by the interested stockholder.

    Under Section 203, the restrictions described above also do not apply to business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of specified extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if the extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed those directors by a majority of those directors.

    Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by this legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

Transfer Agent

    Firstar Bank, N.A., Corporate Trust Services, 1555 North RiverCenter Drive, Suite 301, Milwaukee, Wisconsin 53212 is the transfer agent for our common stock.

UNDERWRITING

    We and the selling stockholders intend to offer the shares of our common stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, SG Cowen Securities Corporation, Robert W. Baird & Co. Incorporated and Advest, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
SG Cowen Securities Corporation
Robert W. Baird & Co. Incorporated
Advest, Inc.

Total	1,500,000

    The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

    We and the selling stockholders have agreed to indemnify the underwriters against certain specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

    The underwriters have advised us and the selling stockholders that they propose initially to offer the shares of common stock to the public at the offering price on the cover page of this prospectus and to dealers at the price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to RehabCare Group, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

    The expenses of the offering, not including the underwriting discount, are estimated at      and are payable by us.

Over-Allotment Option

    We and the selling stockholders have granted an option to the underwriters to purchase up to an aggregate of 225,000 additional shares of common stock at the public offering price less the underwriting discount, of which 195,000 may be sold by us and 30,000 shares may be sold by a selling stockholder. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

    We, the selling stockholders and our executive officers and directors have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock regardless of whether the swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lockup provision does not apply to the sale of shares by stockholders to the underwriters solely to cover over-allotments in this offering.

New York Stock Exchange Listing

    Our shares are listed on the New York Stock Exchange under the symbol "RHB."

Price Stabilization, Short Positions and Penalty Bids

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the underwriters and selling stockholders from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us and the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

    Similar to other purchase transactions, underwriters' purchases to cover syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Electronic Prospectus

    Merrill Lynch will be facilitating internet distribution for the offering to some of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not a part of this prospectus.

LEGAL MATTERS

    Our attorneys, Thompson Coburn LLP, will opine as to the validity of our common stock offered by us and the selling stockholders, as well as other legal matters related to the sale of the shares. Legal matters relating to the offering will be passed upon for the underwriters by Debevoise & Plimpton.

EXPERTS

    The consolidated balance sheets as of December 31, 1999 and 2000 and the consolidated statements of earnings, stockholders' equity, cash flows and comprehensive earnings for each of the three years in the period ended December 31, 2000 included in this prospectus have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and obtain a copy of any document we file with the Commission:

  •
  at the Public Reference Room of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;

  •
  at the public reference facilities of the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10049, or Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661;

  •
  at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005; or

  •
  from the Commission's web site at www.sec.gov.

    Some of these locations may charge a prescribed or modest fee for copies.

    We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, you should examine the registration statement at the locations listed above. Statements contained in this prospectus concerning the contents of contracts and other documents are not necessarily complete. You should refer to the contract or other document for more information.

INFORMATION INCORPORATED BY REFERENCE

    The Commission permits us to incorporate by reference the information that we have filed with it. This means that important information, not presented in this prospectus, may be contained elsewhere. We incorporate by reference the documents listed below and any future filings made with the Commission until we and the selling stockholders sell all stock offered:

  •
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000; and

  •
  The description of our common stock set forth in our Registration Statement on Form 8-A dated December 1, 1998.

    You may obtain a copy of any or all documents referred to above, without charge, by making a written or telephone request to Betty Cammarata, Investor Relations, 7733 Forsyth Boulevard, 17th Floor, St. Louis, Missouri 63105, telephone (314) 863-7422.

REHABCARE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
RehabCare Group, Inc.:

    We have audited the accompanying consolidated balance sheets of RehabCare Group, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, cash flows and comprehensive earnings for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RehabCare Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

    As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for start-up costs on January 1, 1998.

/s/ KPMG LLP

St. Louis, Missouri
February 6, 2001

REHABCARE GROUP, INC.

Consolidated Balance Sheets

(dollars in thousands, except per share data)

	December 31,
	1999	2000
Assets
Current assets:
Cash and cash equivalents	$738	$7,942
Marketable securities, available-for-sale	3,019	3,025
Accounts receivable, net of allowance for doubtful accounts of $4,577 and $5,347, respectively	65,777	84,033
Income taxes receivable	—	3,672
Deferred tax assets	4,898	4,872
Prepaid expenses and other current assets	1,100	1,158

Total current assets	75,532	104,702
Marketable securities, trading	1,777	2,383
Equipment and leasehold improvements, net	7,269	12,427
Excess of cost over net assets acquired, net	99,020	104,782
Other	3,666	4,799

	$187,264	$229,093

Liabilities and Stockholders' Equity
Current liabilities:
Current portion of long-term debt	$13,345	$2,868
Accounts payable	3,359	2,790
Accrued salaries and wages	16,884	24,846
Accrued expenses	11,592	10,012
Income taxes payable	3,283	—

Total current liabilities	48,463	40,516
Deferred compensation and other long-term liabilities	3,623	2,679
Deferred tax liabilities	1,345	2,504
Long-term debt, less current portion	56,050	65,434

Total liabilities	109,481	111,133

Stockholders' equity:
Preferred stock, $.10 par value; authorized 10,000,000 shares, none issued and outstanding	—	—
Common stock, $.01 par value; authorized 20,000,000 shares, issued 15,700,566 shares and 17,409,584 shares as of December 31, 1999 and 2000, respectively	157	174
Additional paid-in capital	33,101	49,503
Retained earnings	62,488	86,022
Less common stock held in treasury at cost, 2,331,194 shares and 2,302,898 shares as of December 31, 1999 and 2000, respectively	(17,975)	(17,757)
Accumulated other comprehensive earnings	12	18

Total stockholders' equity	77,783	117,960

	$187,264	$229,093

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.

Consolidated Statements of Earnings

(in thousands, except per share data)

	Year Ended December 31,
	1998	1999	2000
Operating revenues	$207,416	$309,425	$452,374
Costs and expenses:
Operating expenses	144,187	221,892	321,192
General and administrative	35,932	52,315	80,120
Depreciation and amortization	3,966	5,296	6,873

Total costs and expenses	184,085	279,503	408,185

Operating earnings	23,331	29,922	44,189
Interest income	258	233	232
Interest expense	(3,381)	(4,142)	(5,348)
Other income (expense), net	1,667	(986)	24

Earnings before income taxes and cumulative effect of change in accounting principle	21,875	25,027	39,097
Income taxes	8,901	9,929	15,563

Earnings before cumulative effect of change in accounting principle	12,974	15,098	23,534
Cumulative effect of change in accounting for start-up costs, net of tax	(776)	—	—

Net earnings	$12,198	$15,098	$23,534

Net earnings per common share:
Basic:
Earnings before cumulative effect of change in accounting principle	$1.05	$1.15	$1.62
Cumulative effect of change in accounting for start-up costs, net of tax	(.06)	—	—

Net earnings per share	$.99	$1.15	$1.62

Diluted:
Earnings before cumulative effect of change in accounting principle	$.91	$1.03	$1.45
Cumulative effect of change in accounting for start-up costs, net of tax	(.05)	—	—

Net earnings per share	$.86	$1.03	$1.45

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common Stock
							Accumulated other comprehensive earnings
	Issued shares	Treasury stock	Amount	Additional paid-in capital	Retained earnings	Treasury stock		Total stockholders' equity
Balance, December 31, 1997	14,304	2,622	$143	$23,901	$35,192	$(20,212)	$736	$39,760
Net earnings	—	—	—	—	12,198	—	—	12,198
Issuance of common stock in connection with acquisitions	260	—	3	2,197	—	—	—	2,200
Exercise of stock options (including tax benefit)	750	(291)	7	4,480	—	2,237	—	6,724
Change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	(726)	(726)

Balance, December 31, 1998	15,314	2,331	153	30,578	47,390	(17,975)	10	60,156
Net earnings	—	—	—	—	15,098	—	—	15,098
Issuance of common stock in connection with acquisitions	96	—	1	840	—	—	—	841
Exercise of stock options (including tax benefit)	290	—	3	1,683	—	—	—	1,686
Change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	2	2

Balance, December 31, 1999	15,700	2,331	157	33,101	62,488	(17,975)	12	77,783
Net earnings	—	—	—	—	23,534	—	—	23,534
Conversion of debt	847	—	8	5,992	—	—	—	6,000
Exercise of stock options (including tax benefit)	862	(28)	9	10,410	—	218	—	10,637
Change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	—	6	6

Balance, December 31, 2000	17,409	2,303	$174	$49,503	$86,022	$(17,757)	$18	$117,960

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	1998	1999	2000
Cash flows from operating activities:
Net earnings	$12,198	$15,098	$23,534
Adjustments to reconcile net earnings to net cash provided by operating activities:
Cumulative effect of change in accounting for start-up costs	776	—	—
Depreciation and amortization	3,966	5,296	6,873
Provision for doubtful accounts	1,093	2,743	3,466
Gain on sale of marketable securities	(1,516)	—	—
Income tax benefit realized on employee stock option exercises	2,168	630	5,505
Change in assets and liabilities:
Deferred compensation	(598)	598	178
Accounts receivable, net	(6,666)	(18,703)	(20,249)
Prepaid expenses and other current assets	43	(3)	(70)
Other assets	161	921	(955)
Accounts payable and accrued expenses	1,059	3,630	(3,458)
Accrued salaries and wages	1,990	1,507	7,511
Income taxes	1,049	(386)	(6,197)

Net cash provided by operating activities	15,723	11,331	16,138

Cash flows from investing activities:
Additions to equipment and leasehold improvements, net	(1,868)	(3,002)	(7,899)
Purchase of marketable securities	(1,838)	(671)	(778)
Proceeds from sale/maturities of marketable securities	4,363	134	166
Cash paid in acquisition of businesses, net of cash received	(42,449)	(16,273)	(8,949)
Deferred contract costs, net	(450)	(177)	(534)
Other, net	(1,187)	(736)	(979)

Net cash used in investing activities	(43,429)	(20,725)	(18,973)

Cash flows from financing activities:
Proceeds from revolving credit facility, net	—	12,000	51,800
Payments on long-term debt	(10,559)	(12,740)	(47,893)
Proceeds from issuance of long-term debt	36,400	—	—
Proceeds from issuance of notes payable	1,000	4,150	1,000
Exercise of stock options	4,556	1,056	5,132

Net cash provided by financing activities	31,397	4,466	10,039

Net increase (decrease) in cash and cash equivalents	3,691	(4,928)	7,204
Cash and cash equivalents at beginning of year	1,975	5,666	738

Cash and cash equivalents at end of year	$5,666	$738	$7,942

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.

Consolidated Statements of Comprehensive Earnings

(in thousands)

	Year Ended December 31,
	1998	1999	2000
Net earnings	$12,198	$15,098	$23,534
Other comprehensive earnings, net of tax—
Unrealized gains on securities:
Unrealized holding gains arising during period	184	2	6
Less: reclassification adjustment for realized gains included in net earnings	(910)	—	—

Comprehensive earnings	$11,472	$15,100	$23,540

See accompanying notes to consolidated financial statements.

REHABCARE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 1998, 1999 and 2000

(1) Overview of Company and Summary of Significant Accounting Policies

  Overview of Company

    RehabCare Group, Inc. is a national provider of temporary healthcare staffing services and physical rehabilitation program management services for hospitals, nursing homes and other long-term care facilities.

  Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Accounting Change

    The Company adopted the provisions of Statement of Position No. 98-5 ("SOP 98-5"), Reporting on the Costs of Start-Up Activities on January 1, 1998, which requires that costs of start-up activities be expensed as incurred. Start-up activities are defined in SOP 98-5 as those one-time activities related to opening a new facility, introducing a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility or commencing a new operation. Previously, the Company capitalized these costs and amortized them over the term of the contract. The change resulted in a cumulative after-tax charge of $776,000, $.05 per diluted share, recorded in the quarter ended March 31, 1998.

  Common Stock Split

    On May 10, 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a stock dividend, which was distributed on June 19, 2000, to stockholders of record as of May 31, 2000. Share and per share amounts in the consolidated financial statements and accompanying notes have been restated to reflect the split.

  Cash Equivalents and Marketable Securities

    Cash in excess of daily requirements is invested in short-term investments with original maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the consolidated statements of cash flows.

    The Company classifies its debt and equity securities into one of three categories: held-to-maturity, trading, or available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date. Investments at December 31, 2000 consist of marketable equity securities, variable rate municipal bonds and money market securities. All marketable securities included in current assets are classified as available-for-sale and as such, the difference between cost and market, net of estimated taxes, is recorded as other comprehensive earnings. Gain (or loss) on such securities is not recognized in the consolidated statements of earnings until the securities are sold. All marketable securities in non-current assets are classified as trading, with all investment income, including unrealized gains (or losses) recognized in the consolidated statements of earnings.

  Credit Risk

    The Company provides services primarily to a geographically diverse clientele of healthcare providers throughout the United States. The Company performs ongoing credit evaluations of its clientele and does not require collateral. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover anticipated credit losses.

  Equipment and Leasehold Improvements

    Depreciation and amortization of equipment and leasehold improvements are computed on the straight-line method over the estimated useful lives of the related assets, principally: equipment—three to seven years and leasehold improvements—life of lease or life of asset, whichever is less.

  Intangible Assets

    Substantially all the excess of cost over net assets acquired (goodwill) relates to acquisitions and was amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $10.0 million and $12.8 million as of December 31, 1999 and 2000, respectively.

    The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Based upon its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 2000.

  Disclosure About Fair Value of Financial Instruments

    The estimated fair market value of the revolving credit facility and long-term debt (including current portions thereof), approximates carrying value due to the variable rate features of the instruments. The Company believes it is not practical to estimate a fair value different from the carrying value of its subordinated debt as the instruments have numerous unique features as discussed in note 6.

  Revenues and Costs

    The Company recognizes revenues and related costs from healthcare staffing assignments and physical rehabilitation program management services in the period in which services are performed. Costs related to marketing and development are expensed as incurred.

  Income Taxes

    Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to be recovered or settled.

  Treasury Stock

    The purchase of the Company's common stock is recorded at cost. Upon subsequent reissuance, the treasury stock account is reduced by the average cost basis of such stock.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

  New Accounting Pronouncements

    In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. This bulletin, which became effective October 1, 2000, summarized certain views of the SEC Staff on applying generally accepted accounting principles to revenue recognition in financial statements.

    In March 2000, the Financial Accounting Standards Board ("FASB") released FASB Interpretation 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. This interpretation, which became effective July 1, 2000, clarified the application of APB Opinion No. 25 for certain issues.

    These pronouncements did not have a material effect on the consolidated financial statements.

  Reclassifications

    Certain prior years' amounts have been reclassified to conform with the current year presentation.

(2) Acquisitions

    On September 15, 2000, the Company acquired DiversiCare Rehab Services, Inc., a provider of outpatient therapy to physician groups, hospitals and school systems. The aggregate purchase price paid at closing was $8.5 million consisting of $7.5 million in cash and $1.0 million in subordinated notes. The cash component of the purchase price was funded by borrowings on the Company's revolving credit facility. Goodwill of approximately $8.1 million related to the acquisition was amortized over 40 years during 2000.

    On May 20, 1999, the Company acquired Salt Lake Physical Therapy Associates, Inc. ("Salt Lake"), a provider of physical and occupational therapy and speech/language pathology through hospital contracts, a freestanding clinic and home health agencies for consideration consisting of cash, stock and subordinated notes. On June 30, 1999, the Company purchased AllStaff, Inc. ("AllStaff"), a provider of supplemental nurse staffing to healthcare providers for consideration consisting of cash, stock and subordinated notes. On December 20, 1999, the Company acquired eai Healthcare Staffing Solutions, Inc., a provider of temporary allied healthcare personnel to hospitals, managed healthcare organizations, laboratories, and physician offices for consideration consisting of cash and subordinated notes. The aggregate purchase prices for these acquisitions was $16.9 million, consisting of $11.9 million in cash, 96,866 shares of stock, and $4.2 million in subordinated notes. Additional consideration of $105,000 was paid to the former stockholders of Salt Lake in August 2000, based upon the attainment of certain financial goals. Additional consideration of up to $1.8 million may be paid to the former stockholders of Salt Lake contingent upon the attainment of certain financial goals over the next two years. Additional consideration of $286,000 was paid to the former stockholders of AllStaff contingent upon the attainment of a minimum target growth in gross profit for the twelve-month period ended June 30, 2000. The cash component of the purchase prices was funded by the Company's working capital plus additional borrowings on its bank credit facility. Goodwill of approximately $15.7 million related to the acquisitions was amortized over 40 years during 1999 and 2000.

    On July 31, 1998, the Company acquired Rehabilitative Care Systems of America, Inc. ("RCSA"), a provider of program outpatient therapy, for consideration consisting of cash and stock. On August 17, 1998, the Company acquired StarMed Staffing, Inc. ("StarMed"), a provider of nurse staffing, and certain related entities for cash from Medical Resources, Inc. On September 9, 1998, the Company acquired Therapeutic Systems, Ltd., a provider of contract therapy, for consideration consisting of cash, stock and notes. The aggregate purchase prices for these acquisitions was $41.2 million, consisting of $38.0 million in cash, 260,852 shares of stock and $1.0 million in subordinated notes. An additional $2.0 million in cash consideration in the purchase of StarMed has been deferred until certain contingencies expire and is held by a third-party escrow agent. Additional consideration of $202,000 was paid in 1999 to the former stockholders of RCSA, based upon the retention of clients. The cash component of the purchase price was funded by an increase in the Company's bank credit facility. Goodwill of approximately $32.0 million related to the acquisitions was amortized over 40 years during 1998, 1999 and 2000.

    Each of the acquisitions has been accounted for by the purchase method of accounting, whereby the operating results of the acquired entity are included in the Company's results of operations commencing on the respective closing dates of acquisition.

    The following unaudited pro forma financial information assumes the acquisitions occurred as of January 1, 1999. This information is not necessarily indicative of results of operations that would have occurred had the purchases actually been made as of January 1, 1999.

	Year Ended December 31,
	1999	2000
	(in thousands, except per share data)
Operating revenues	$342,675	$457,945
Net earnings	15,638	23,955
Net earnings per common and common equivalent share:
Basic	1.18	1.64
Diluted	1.07	1.47

(3) Marketable Securities

    Current marketable securities at December 31, 2000 consist primarily of variable rate municipal bonds. Noncurrent marketable securities consist primarily of marketable equity securities ($1.2 million and $1.7 million at December 31, 1999 and 2000, respectively) and money market securities ($554,000 and $686,000 at December 31, 1999 and 2000, respectively) held in trust under the Company's deferred compensation plan.

(4) Allowance for Doubtful Accounts

    Activity in the allowance for doubtful accounts is as follows:

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Balance at beginning of year	$1,338	$3,404	$4,577
Provisions for doubtful accounts	1,093	2,743	3,466
Allowance related to acquisitions	1,720	111	471
Accounts written off	(747)	(1,681)	(3,167)

Balance at end of year	$3,404	$4,577	$5,347

(5) Equipment and Leasehold Improvements

    Equipment and leasehold improvements, at cost, consist of the following:

	December 31,
	1999	2000
	(in thousands)
Equipment	$12,839	$20,387
Leasehold improvements	687	1,513

	13,526	21,900
Less accumulated depreciation and amortization	6,257	9,473

	$7,269	$12,427

(6) Long-Term Debt

    Long-term debt consists of the following:

	December 31,
	1999	2000
	(in thousands)
Bank Debt:
Revolving credit facility—maturing and payable in full on August 28, 2005 (weighted-average rate of 8.8% at December 31, 2000)	$—	$63,800
Term facility—repaid on August 29, 2000	45,891	—
Revolving credit facility—repaid on August 29, 2000	12,000	—
Subordinated Debt:
Notes payable, 6.25%—converted on February 14, 2000 to common stock	6,000	—
Note payable, 8%—repaid in full in 2000	136	—
Notes payable, 7%—maturing and payable in full on June 30, 2001	500	250
Notes payable, 6%—maturing and payable in full on July 20, 2001	100	50
Note payable, 8%—maturing and payable in full on August 15, 2001	118	118
Notes payable, 7%—maturing and payable in full on September 15, 2001	—	1,000
Note payable, 8%—maturing and payable in full on December 20, 2001	2,900	1,450
Notes payable, 8%—maturing and payable in full on September 9, 2002	1,000	1,000
Notes payable, 6.5%—maturing and payable in full on May 20, 2003	750	634

	69,395	68,302
Less current portion	13,345	2,868

Total long-term debt	$56,050	$65,434

    Effective August 29, 2000, the Company consummated a $125.0 million five-year revolving credit facility, replacing its existing $90.0 million term and revolving credit facility. The interest rates are set based on either a base rate plus from 0.50% to 1.75% or a Eurodollar rate plus from 1.50% to 2.75%. The base rate is the higher of the Federal Funds Rate plus .50% or the Prime Rate. The Eurodollar rate is defined as (a) the Interbank Offered Rate divided by (b) 1 minus the Eurodollar Reserve Requirement. The Company pays a fee on the unused portion of the commitment from 0.375% to 0.50%. The interest rates and commitment fees vary depending on the ratio of the Company's indebtedness, net of cash and marketable securities, to cash flow. Borrowings under the agreement are secured primarily by the Company's assets and future income and profits. The loan agreement requires the Company to meet certain financial covenants including maintaining minimum net worth and fixed charge coverage ratios. The average outstanding borrowings under the revolving credit facilities for 1998, 1999 and 2000 were $3.5 million, $1.7 million and $20.0 million and at weighted-average interest rates of 7.0% and 7.5% and 8.6% per annum, respectively.

    On February 14, 2000, the $6.0 million convertible subordinated notes payable to the former shareholders of Healthcare Staffing Solutions, Inc. were converted into Company common stock. The conversion price was $7.08 per share, resulting in the issuance of 847,052 shares of Company common stock. This transaction had no effect on diluted earnings per share.

    The scheduled principal payments of long-term debt at December 31, 2000 are as follows: $2.9 million in 2001, $1.0 million in 2002, $0.6 million in 2003, $0 in 2004 and $63.8 million in 2005. Interest paid for 1998, 1999 and 2000 was $3.6 million, $3.8 million and $5.3 million, respectively.

(7) Stockholders' Equity

    The Company has various long-term performance plans for the benefit of employees and nonemployee directors. Under the plans, employees may be granted incentive stock options or nonqualified stock options and nonemployee directors may be granted nonqualified stock options. Certain of the plans also provide for the granting of stock appreciation rights, restricted stock, performance awards, or stock units. Stock options may be granted for a term not to exceed 10 years (five years with respect to a person receiving incentive stock options who owns more than 10% of the capital stock of the Company) and must be granted within 10 years from the adoption of the respective plan. The exercise price of all stock options must be at least equal to the fair market value (110% of fair market value for a person receiving an incentive stock option who owns more than 10% of the capital stock of the Company) of the shares on the date of grant. Except for options granted to nonemployee directors which become fully exercisable after six months and options granted to management that become exercisable after achievement of certain stock prices, all remaining stock options become fully exercisable after four years from date of grant. At December 31, 1998, 1999 and 2000, a total of 553,238, 2,085,676 and 1,841,116 shares, respectively, were available for future issuance under the plans.

    The per share weighted-average fair value of stock options granted during 1998, 1999 and 2000 was $4.28, $4.88 and $15.20 on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1998—expected dividend yield 0%, volatility of 40%, risk-free interest rate of 4.7% and an expected life of 4 to 7 years; 1999—expected dividend yield 0%, volatility of 45%, risk free interest rate of 6.5% and an expected life of 5 to 7 years; 2000—expected dividend yield 0%, volatility of 55%, risk free interest rate of 5.0% and an expected life of 4 to 6 years.

    The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its long-term performance and stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123,

Accounting for Stock Based Compensation, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,
	1998	1999	2000
	(in thousands, except per share data)
Net earnings:
As reported	$12,198	$15,098	$23,534
Pro forma	10,546	13,407	21,379
Basic earnings per share:
As reported	.99	1.15	1.62
Pro forma	.85	1.02	1.47
Diluted earnings per share:
As reported	.86	1.03	1.45
Pro forma	.74	.92	1.32

    In accordance with SFAS 123, the pro forma net earnings reflects only options granted subsequent to February 1995 and does not reflect the full impact of calculating compensation cost for stock options granted prior to March 1995 that vested in 1998 and 1999.

    A summary of the status of the Company's stock option plans as of December 31, 1998, 1999 and 2000, and changes during the years then ended is presented below:

	1998		1999		2000
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	3,851,618	$5.50	3,540,298	$6.63	3,890,698	$7.30
Granted	1,667,392	7.77	848,700	9.06	457,600	28.76
Exercised	(1,039,696)	4.38	(288,992)	4.70	(869,019)	5.70
Forfeited	(939,016)	13.08	(209,308)	6.86	(216,304)	8.81

Outstanding at end of year	3,540,298	6.63	3,890,698	7.30	3,262,975	10.62

Options exercisable at end of year	2,123,512		1,968,410		2,199,037

    The following table summarizes information about stock options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.42 - 4.50	629,673	2.9 years	$4.24	626,537	$4.27
5.33 - 8.97	770,529	6.1	9.22	622,404	5.90
9.22 - 12.94	1,518,173	8.0	10.14	950,096	9.38
20.16 - 42.75	344,600	9.7	34.05	—	—

2.42 - 42.75	3,262,975	6.7	10.62	2,199,037	7.41

    The Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (the "Rights") for each share of the Company's common stock owned as of October 1, 1992, and for each share of the Company's common stock issued until the Rights become exercisable. Each Right, when exercisable, will entitle the registered holder to purchase from the Company one thirty-third of a share of the Company's Series A junior participating preferred stock, $.10 par value (the "Series A preferred stock"), at a price of $17.50 per one thirty-third of a share. The Rights are not exercisable and are transferable only with the Company's common stock until the earlier of 10 days following a public announcement that a person has acquired ownership of 15% or more of the Company's outstanding common stock, or the commencement or announcement of a tender offer or exchange offer, the consummation of which would result in the ownership by a person of 15% or more of the Company's outstanding common stock. The Series A preferred stock will be nonredeemable and junior to any other series of preferred stock that the Company may issue in the future. Each share of Series A preferred stock, upon issuance, will have a preferential dividend in an amount equal to the greater of $1.00 per share or 100 times the dividend declared per share of the Company's common stock. In the event of the liquidation of the Company, the Series A preferred stock will receive a preferred liquidation payment equal to the greater of $100 or 100 times the payment made on each share of the Company's common stock. Each one thirty-third of a share of Series A preferred stock outstanding will have one vote on all matters submitted to the stockholders of the Company and will vote together as one class with the holders of the Company's common stock.

    In the event that a person acquires beneficial ownership of 15% or more of the Company's common stock, holders of Rights (other than the acquiring person or group) may purchase, at the Rights' then current purchase price, shares of the Company's common stock having a value at that time equal to twice such exercise price. In the event that the Company merges into or otherwise transfers 50% or more of its assets or earnings power to any person after the Rights become exercisable, holders of Rights (other than the acquiring person or group) may purchase, at the then current exercise price, common stock of the acquiring entity having a value at that time equal to twice such exercise price.

(8) Earnings per Share

    The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,
	1998	1999	2000
	(in thousands, except per share data)
Numerator:
Numerator for basic earnings per share—earnings available to common stockholders (net earnings)	$12,198	$15,098	$23,534
Effect of dilutive securities—after-tax interest on convertible subordinated promissory notes	225	225	28

Numerator for diluted earnings per share—earnings available to common stockholders after assumed conversions	$12,423	$15,323	$23,562

Denominator:
Denominator for basic earnings per share—weighted-average shares outstanding	12,368	13,144	14,563
Effect of dilutive securities:
Stock options	1,169	823	1,705
Convertible subordinated promissory notes	847	847	—
Contingently issuable shares	106	—	—

Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversions	14,490	14,814	16,268

Basic earnings per share	$.99	$1.15	$1.62

Diluted earnings per share	$.86	$1.03	$1.45

REHABCARE GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

(9) Employee Benefits

    The Company has an Employee Savings Plan, which is a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, for the benefit of its eligible employees. Employees who attain the age of 21 and complete twelve consecutive months of employment with a minimum of 1,000 hours worked are eligible to participate in the plan. Each participant may contribute from 2% to 20% of his or her annual compensation to the plan subject to limitations on the highly compensated employees to ensure the plan is nondiscriminatory. Contributions made by the Company to the Employee Savings Plan were at rates of up to 50% of the first 4% of employee contributions. Expense in connection with the Employee Savings Plan for 1998, 1999 and 2000 totaled $681,000, $817,000 and $1,078,000, respectively.

    The Company maintains nonqualified deferred compensation plan for certain employees. Under the plan, participants may defer up to 100% of their base cash compensation. The amounts are held by a trust in designated investments and remain the property of the Company until distribution. At December 31, 1999 and 2000, $1.8 million and $2.2 million, respectively, were payable under the nonqualified deferred compensation plan and approximated the value of the trust assets owned by the Company.

(10) Lease Commitments

    The Company leases office space and certain office equipment under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases, as of December 31, 2000, that have initial or remaining lease terms in excess of one year total approximately $3.7 million for 2001, $3.1 million for 2002, $2.4 million for 2003, $2.1 million for 2004 and $1.5 million for 2005. Rent expense for 1998, 1999 and 2000 was approximately $1.2 million, $2.3 million and $3.7 million, respectively.

(11) Income Taxes

    Income taxes consist of the following:

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Federal—current	$7,922	$9,707	$12,675
Federal—deferred	42	(1,026)	1,045
State	937	1,248	1,843

	$8,901	$9,929	$15,563

Deferred tax liability recorded in stockholders' equity	$4	$5	$7

    A reconciliation between expected income taxes, computed by applying the statutory Federal income tax rates of 35% to earnings before income taxes, and actual income tax is as follows:

	Year Ended December 31,
	1998	1999	2000
	(in thousands)
Expected income taxes	$7,656	$8,759	$13,684
Tax effect of interest income from municipal bond obligations exempt from Federal taxation	(65)	(46)	(47)
State income taxes, net of Federal income tax benefit	609	792	1,198
Tax effect of amortization expense not deductible for tax purposes	261	295	398
Other, net	440	129	330

	$8,901	$9,929	$15,563

    The tax effects of temporary differences that give rise to the deferred tax assets and liabilities are as follows:

	December 31,
	1999	2000
	(in thousands)
Deferred tax assets:
Provision for doubtful accounts	$926	$1,305
Accrued insurance, bonus and vacation expense	4,503	4,555
Other	1,395	1,185

	6,824	7,045

Deferred tax liabilities:
Goodwill amortization	2,453	3,314
Other	818	1,363

	3,271	4,677

Net deferred tax asset	$3,553	$2,368

    The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, management believes that a valuation allowance is not required, as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

    Income taxes paid by the Company for 1998, 1999 and 2000 were $6.5 million, $10.5 million and $13.0 million, respectively.

(12) Industry Segment Information

    The Company operates in two product line segments that are managed separately based on fundamental differences in operations: temporary healthcare staffing services and physical rehabilitation program management services. Physical rehabilitation program management services include inpatient programs (including acute rehabilitation and skilled nursing units), outpatient programs and contract therapy programs. All of the Company's services are provided in the United States. Summarized information about the Company's operations in each industry segment is as follows:

	Revenues from Unaffiliated Customers			Operating Earnings
	1998	1999	2000	1998	1999	2000
	(in thousands)			(in thousands)
Healthcare staffing	$65,365	$148,180	$260,100	$2,106	$5,228	$14,822
Program management:
Inpatient units	111,645	116,497	119,963	16,763	18,123	18,296
Outpatient programs	16,484	30,677	42,332	1,833	6,238	7,450
Contract therapy	13,922	14,071	29,979	2,629	333	3,621

Total	$207,416	$309,425	$452,374	$23,331	$29,922	$44,189

	Total Assets			Depreciation and Amortization
	1998	1999	2000	1998	1999	2000
	(in thousands)			(in thousands)
Healthcare staffing	$67,484	$92,795	$109,911	$1,208	$1,959	$2,813
Program management:
Inpatient units	56,781	53,822	66,194	2,279	2,460	2,861
Outpatient programs	11,842	20,895	30,064	251	498	809
Contract therapy	20,763	19,752	22,924	228	379	390

Total	$156,870	$187,264	$229,093	$3,966	$5,296	$6,873

	Capital Expenditures
	1998	1999	2000
	(in thousands)
Healthcare staffing	$612	$1,733	$3,703
Program management:
Inpatient units	1,398	1,217	3,931
Outpatient programs	73	51	63
Contract therapy	20	42	202

Total	$2,103	$3,043	$7,899

REHABCARE GROUP, INC.

Notes to Consolidated Financial Statements (Continued)

(13) Quarterly Financial Information (Unaudited)

	Quarter Ended
1999	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Operating revenues	$69,185	$73,675	$79,663	$86,902
Operating earnings	6,688	7,104	7,991	8,139
Earnings before income taxes	5,686	6,188	7,021	6,132
Net earnings	3,430	3,725	4,233	3,710
Net earnings per common share:
Basic	.26	.28	.32	.28
Diluted	.24	.26	.29	.25
	Quarter Ended
2000	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
Operating revenues	$105,933	$107,721	$115,820	$122,900
Operating earnings	10,587	10,438	11,150	12,014
Earnings before income taxes	9,320	9,189	10,002	10,586
Net earnings	5,611	5,544	6,007	6,372
Net earnings per common share:
Basic	.41	.38	.41	.42
Diluted	.37	.35	.36	.38

    The sum of the quarterly earnings per common share may not equal the full year earnings per common share due to rounding and computational differences.

1,500,000 Shares

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

SG Cowen

Robert W. Baird & Co.

Advest, Inc.

            , 2001

PART II

Information not required in prospectus

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth the expenses in connection with the issuance and distribution of the shares offered hereby, all of which will be paid by RehabCare Group, Inc. (all amounts other than the SEC, NASD and NYSE fees are estimated):

SEC registration fee	$15,115
NASD review fee	6,225
New York Stock Exchange listing fee	6,038
Transfer agent's fees and expenses	5,000
Legal fees and expenses (other than Blue Sky fee and expenses)	200,000
Accounting fees and expenses	100,000
Printing and engraving expenses	150,000
Blue Sky fees and expenses	5,000
Miscellaneous	37,622

Total	$525,000

Item 15. Indemnification of Directors and Officers

    Section 102 of the General Corporation Law of Delaware allows a corporation to limit directors' personal liability to the corporation or its stockholders from monetary damages for breach of fiduciary duty as a director, with certain exceptions. Article Sixth of the Company's Restated Certificate of Incorporation, as amended, provides such limitation to the fullest extent permitted by the General Corporation Law of Delaware.

    Section 145 of the General Corporation Law of Delaware permits a corporation, subject to the standards set forth therein, to indemnify any person in connection with any action suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving as such with respect to another entity at the request of the corporation. Article Seventh of the Company's Restated Certificate of Incorporation and Article VII of the Company's By-Laws provide for full indemnification of its directors and officers to the extent permitted by Section 145.

    The Company maintains a directors' and officers' liability insurance policy with total annual limits of $10,000,000. Subject to the limits, retentions, exceptions and other terms and conditions of the policy, the Company's directors and officers are insured against liability for any actual or alleged error, misstatement, misleading statement, act or omission in the discharge of their respective responsibilities to the Company solely in their capacity as directors and officers of the Company.

Item 16. Exhibits

Exhibit Number	Description
1.1*	Underwriting Agreement.
4.1	Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, dated May 9, 1991 (Registration No. 33-40467), and incorporated herein by reference).
4.2	Certificate of Amendment of Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995 and incorporated herein by reference).
4.3	By-Laws of the Company (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, dated May 9, 1991 (Registration No. 33-40467), and incorporated herein by reference).
4.4	Rights Agreement, dated September 21, 1992, by and between the Company and Boatmen's Trust Company (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A, filed September 24, 1992, and incorporated herein by reference).
5.1	Opinion of Thompson Coburn LLP, as to the legality of the securities being registered.
23.1	Consent of Thompson Coburn LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
24.1*	Power of Attorney (included on the signature pages to this Registration Statement).

*
Previously filed.

Item 17. Undertakings

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the restated certificate of incorporation of the registrant, as amended, or the laws of the State of Delaware or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

    (2)
    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, the State of Missouri, on February 28, 2001.

REHABCARE GROUP, INC. (Registrant)
By:	/s/ ALAN C. HENDERSON
Alan C. Henderson President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Dated

/s/ ALAN C. HENDERSON Alan C. Henderson (Principal Executive Officer)	President, Chief Executive Officer and Director	February 28, 2001
/s/ GREGORY J. EISENHAUER Gregory J. Eisenhauer (Principal Financial Officer)	Senior Vice President, Chief Financial Officer and Secretary	February 28, 2001
/s/ JAMES M. DOUTHITT James M. Douthitt (Principal Accounting Officer)	Senior Vice President and Chief Accounting Officer	February 28, 2001
* William G. Anderson	Director	February 28, 2001
* Richard E. Ragsdale	Director	February 28, 2001
* John H. Short	Director	February 28, 2001

Signature	Title	Dated

* H. Edwin Trusheim	Director	February 28, 2001
* Colleen Conway-Welch	Director	February 28, 2001
* Theodore M. Wight	Director	February 28, 2001

*By:	/s/ ALAN C. HENDERSON Alan C. Henderson, As Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Underwriting Agreement.
4.1
Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, dated May 9, 1991 (Registration No. 33-40467), and incorporated herein by reference).
4.2	Certificate of Amendment of Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995 and incorporated herein by reference).
4.3	By-Laws of the Company (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, dated May 9, 1991 (Registration No. 33-40467), and incorporated herein by reference).
4.4
Rights Agreement, dated September 21, 1992, by and between the Company and Boatmen's Trust Company (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A, filed September 24, 1992, and incorporated herein by reference).
5.1	Opinion of Thompson Coburn LLP, as to the legality of the securities being registered.
23.1	Consent of Thompson Coburn LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
24.1*	Power of Attorney (included on the signature pages to this Registration Statement).

*
Previously filed.

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TABLE OF CONTENTS
SUMMARY
RehabCare Group, Inc.
The Offering
Summary Consolidated Financial and Other Information (in thousands, except per share data and operating statistics)
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (in thousands, except per share data and operating statistics)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
REHABCARE GROUP, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
PART II Information not required in prospectus
SIGNATURES
INDEX TO EXHIBITS